HellerEhrman

BEST AVAILABLE COPY

January 10, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200


07020368

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

PROCESSED
JAN 1 8 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding the acquisition of assets comprising the Hoover floor-care business from subsidiaries of Whirpool Corporation, dated December 21, 2006; and

(2) The Company's announcement regarding the acquisition of assets comprising the Hoover floor-care business from subsidiaries of Whirpool Corporation, dated December 7 2006, published (in the English language) in South China Morning Post and The Standard and published (in the Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on December 8, 2006.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\37sec.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.




SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. 160 SECTION

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

DISCLOSEABLE TRANSACTION

ACQUISITION OF ASSETS COMPRISING THE HOOVER® FLOOR-CARE BUSINESS FROM SUBSIDIARIES OF WHIRLPOOL CORPORATION

Financial Adviser to the Company

Merrill Lynch

Merrill Lynch (Asia Pacific) Limited

The Board is pleased to announce that the Company has on 6 December 2006 (US Eastern Standard Time) entered into the PSA to purchase the Hoover Floor-Care Business from the following subsidiaries of Whirlpool:

(A) from Hoover, to purchase and take assignment and delivery from it of, substantially all of its assets, including all of the outstanding equity interests in each of the Hoover Direct Subsidiaries;

(B) from Hoover Holdings and Maytag Holdings, respectively, to purchase and take assignment and delivery from them of, all of the issued and outstanding shares of capital stock of Juver; and

(C) from Maytag Holdings, to purchase and take assignment and delivery from it of, all of the issued and outstanding equity interests of Maytag China.

The total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers).

To effect the purchase of the Hoover Floor-Care Business, the Company will assume certain Assumed Obligations as they exist at the Closing Date. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees). For the purpose of calculating the consideration amount under the Listing Rules, this results in an aggregate consideration of US$234.9 million (approximately HK$1,825.2 million).

The total unaudited asset value of the Hoover Floor-Care Business as at 30 September 2006 was approximately US$353.5 million (approximately HK$2,746.7 million).

Principal terms of the PSA are set out below in this announcement.

BACKGROUND TO THE PSA

The Board is pleased to announce that the Company has on 6 December 2006 (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") with certain subsidiaries of Whirlpool Corporation ("Whirlpool") to purchase from Whirlpool its Hoover Floor-Care Business, which comprises:

(A) substantially all the assets of The Hoover Company ("Hoover" and collectively the "Hoover Assets"), including all of the outstanding equity interests in each of the direct subsidiaries of Hoover comprising Hoover General, LLC and Hoover Limited, LLC (the "Hoover Direct Subsidiaries"), which together own all of the outstanding partnership interests of The Hoover Company I L.P., to be purchased from Hoover;

(B) all of the issued and outstanding shares of capital stock of Juver Industrial S.A. de C.V. (the "Juver Stock"), a corporation organised under the laws of Mexico, to be purchased from Hoover Holdings Inc. ("Hoover Holdings") and Maytag Holdings, Inc. ("Maytag Holdings"), respectively; and

(C) all of the issued and outstanding equity interests of Maytag China, LLC (the "Maytag China Stock") to be purchased from Maytag Holdings.

The Transaction contemplated under the PSA constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement, and a circular with further details of the Transaction will be issued to Shareholders shortly.

THE PSA

The principal terms and conditions of the PSA are described below:

Date : 6 December 2006 (US Eastern Standard Time)

Parties :

1. the Company as the Purchaser; and
2. Hoover, Hoover Holdings, Maytag Holdings and Maytag as Sellers. Hoover, Hoover Holdings and Maytag Holdings are the indirect wholly-owned subsidiaries of Maytag, and the ultimate beneficial owner of each of these companies is Whirlpool. Each of the Sellers, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with their ultimate beneficial owner, which is Whirlpool, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activities of the Sellers are the Hoover Floor-Care Business and the principal business activities of Whirlpool, the ultimate beneficial owner of the Sellers, are the manufacturing and marketing of major home appliances such as washing machines, dryers and refrigerators.

Assets to be acquired by the Company :

(A) *Hoover Assets*: from Hoover, all of Hoover's right, title and interest in and to all of its assets, properties and rights of every kind and description, real, personal and mixed, tangible and intangible, wherever located, including all of Hoover's equipment, machinery and other items of personal property, intellectual property, real property, inventory, fixed assets, receivables, permits and books and records, contracts or contractual rights, save for all claims for and rights to receive tax refunds, rebates and returns, all contracts under which at least one other business unit of Maytag or any of its affiliates purchase or sell goods or services on a joint basis and all assets being disposed of in the ordinary course of business during the period from the date of the PSA until the closing of the Transaction;

(B) *Juver Stock*: from Hoover Holdings and Maytag Holdings, respectively, all of the issued and outstanding shares of capital stock of Juver, free and clear of any and all liens and encumbrances; and

(C) *Maytag China Stock*: from Maytag Holdings, all of the issued and outstanding equity interests of Maytag China.

The Hoover Floor-Care Business to be acquired in the Transaction have historically not been accounted for, or audited as, a single, standalone economic entity for the years ended 31 December 2004 and 2005. Accounts for the Hoover Direct Subsidiaries, Juver and Maytag China for the years ended 31 December 2004 and 2005 were not supplied by the Sellers to the Company as the Sellers considered that such accounts were not representative of the underlying financial performance of these companies as a result of the distorting impact of charges for overhead and shared services related to such companies being included in the Maytag group of companies. Furthermore, the value attributable to the equity interests of such companies amounted to less than US$4 million, which the Company does not consider material in the context of the figure for the total consideration in respect of the Transaction.

As a result, the Company did not request for the accounts of the Hoover Direct Subsidiaries, Juver and Maytag China and instead, and as part of the auction process leading up to the sale of the Hoover Floor-Care Business, Whirlpool prepared and provided, and the Company relied on, the unaudited standalone financial accounts for the year ended

31 December 2005, prepared on the basis that the Hoover Floor-Care Business was carved out from the Maytag group. On a carved-out basis, profit before taxation for the Hoover Floor-Care Business for the year ended 31 December 2005 amounts to a loss of US$22.1 million (approximately HK$171.7 million).

Relevant historical consolidated financial accounts for the Hoover Floor-Care Business are not available for any year prior to the year ended 31 December 2005. Moreover, the unaudited financial accounts for the year ended 31 December 2005 provided by the Sellers to the Company do not include any financial items below the line showing profits before taxation.

Conditions : The PSA is subject to the satisfaction or waiver of the following conditions (among others):

- The representations and warranties of the Sellers being true and correct in all material respects as of the date they were made, and the Sellers having complied in all material respects with the covenants contained in the PSA;
- No injunction or other legal restraint or prohibition, and expiration of the waiting period under the United States and anti-trust law known as the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and
- no material on-going, threatened and pending litigation, injunctions or other legal restraints against the Company or the Sellers having occurred.

Consideration : The total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers).

To effect the purchase of the Hoover Floor-Care Business, the Company will assume certain Assumed Obligations as they exist at the Closing Date. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees). For the purpose of calculating the consideration amount under the Listing Rules, this results in an aggregate consideration of US$234.9 million (approximately HK$1,825.2 million).

If the applicable waiting period under the HSR Act has not expired within 35 days after the date of the PSA, being 10 January 2007 (the "Antitrust Trigger Date"), the Consideration shall be increased by 75% of the Cash Flow Amount. As defined in the PSA, the "Cash Flow Amount" means the absolute value of the negative cash flow of the Hoover Floor-Care Business for the period from the first business day after the Antitrust Trigger Date through and including the Closing Date.

If any material changes to the amount of Consideration become payable by the Company to the Sellers, the Company shall make a further announcement and comply with all relevant Listing Rules as the case may be.

The Consideration has been determined after arm's length negotiations during an auction process conducted by Whirlpool and takes into account the market presence of the Hoover Floor-Care Business in the Americas and Asia, its well established and widely recognised brands and its earnings growth potential. The Directors believe that the terms of the Transaction are fair and reasonable and in the interest of the Shareholders as a whole. No third party valuation has been performed on the Hoover Floor-Care Business. However, based on the carved out and unaudited financial information in respect of the Hoover Floor-Care Business provided to the Company by Whirlpool, the total unaudited asset value of the Hoover Floor-Care Business was approximately US$353.5 million (approximately HK$2,746.7 million) as at 30 September 2006.

It is intended that payment of the Consideration will be satisfied entirely from internal resources and lines of credit available to the Company.

Payment terms : Under the PSA, the Consideration shall be payable in the following manner:

- US$15 million (approximately HK$116.6 million) (being the deposit) shall be paid to Maytag (on behalf of itself and the other Sellers) at the time of signing the PSA; and
- US$92 million (approximately HK$714.8 million) shall be paid to Maytag (on behalf of itself and the other Sellers) at the time of the closing of the Transaction.

Break Fee : In light of the costs and expenses incurred by the Sellers in negotiating the Transaction and the potential damage to their business if the Transaction does not proceed, the Company has agreed that it shall pay to the Sellers a break fee of US$30 million (approximately HK$233.1 million) less the amount of the deposit of US$15 million (approximately HK$116.6 million) within two business days of the termination by Maytag (on behalf of itself and the other Sellers) if (a) the parties mutually agree to terminate the Transaction; (b) the closing of the Transaction shall fail to take place on or before 6 October 2007 (unless the failure by the Sellers to fulfil their obligations caused such failure) or (c) there shall have been a material breach of any covenant, obligation, representation or warranty of the Company under the PSA and such breach has not been remedied within 25 days after receipt by the Company of a notice in writing from the Sellers specifying the breach and requesting such breach be remedied. The Company shall make an appropriate announcement accordingly if such a break fee becomes payable.

Termination : The PSA may be terminated at any time on or prior to the closing of the Transaction:

(a) with the mutual written consent of the Sellers and the Company;

(b) by Maytag (on behalf of itself and the other Sellers) or the Company, if the closing of the Transaction shall fail to take place on or before 6 October 2007, provided that a party may not terminate the PSA if the failure of closing of the Transaction on or before such a date is due to the failure of the party wishing to terminate to fulfill its obligations under the PSA;

(c) by the Company, if there shall have been a material breach of any covenant, obligation, representation or warranty of the Sellers under the PSA and such breach shall not have been remedied within 25 days after receipt by the Sellers of a notice in writing from the Purchaser specifying the breach and requesting such breach be remedied; or

(d) by Maytag, if there shall have been a material breach of any covenant, obligation, representation or warranty of the Company under the PSA and such breach shall not have been remedied within 25 days after receipt by the Company of a notice in writing from the Sellers specifying the breach and requesting such breach be remedied.

Other Material Terms : The Company shall offer employment, effective as of the closing of the Transaction, to all individuals employed by Hoover, Juver and Maytag China, respectively, immediately prior to the closing of the Transaction (the "Transferred Employees"), which offers of employment shall be at substantially the same level of cash compensation as applied to such employees immediately prior to the closing of the Transaction and maintain existing employee benefits.

In addition, the Company will be taking over operations of the Hoover facilities at its North Canton facilities and has agreed to hire the Hoover employees, to recognise the Hoover unions as the exclusive bargaining representative for all of the employees, and to assume the current union collective bargaining agreements applicable to those facilities.

Guarantee : The Company will cooperate with and use its commercially reasonable efforts to obtain a full and unconditional release of any outstanding Maytag surety and performance bonds that have been issued in respect of the ordinary course of business to customers of the Hoover Floor-Care Business.

Closing and Closing Date : Closing of the Transaction is expected to take place at 10:00 a.m. (US Eastern Standard Time) on the second business day following the date on which the conditions to the PSA are satisfied or waived in accordance with their respective terms unless the parties otherwise agree (the "Closing Date") and shall take place in Chicago, the United States. The Directors currently expect that the closing of the Transaction will take place during the first quarter of 2007, although review under the HSR Act could delay the Closing Date into the third quarter of 2007. The Company will make a further announcement if the closing of the Transaction does not take place by 31 March 2007.

DESCRIPTION OF THE HOOVER FLOOR-CARE BUSINESS ACTIVITIES

The Hoover name is synonymous with floor care and is one of the most recognisable brands in the world.

Hoover offers a comprehensive line of products for general and special-purpose vacuuming, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners. Its business includes designing, developing, manufacturing, marketing, sourcing and selling floor care appliances, servicing such appliances, re-manufacturing, repairing and refurbishing such appliances and providing replacement parts and accessories for such appliances. Hoover was founded in 1908 and became a publicly owned company in 1943. It was acquired by Chicago Pacific Corp. in 1985, which was in turn acquired by Maytag in 1989. Hoover joined the Whirlpool group of companies in early 2006 after Maytag was acquired by Whirlpool. Hoover has manufacturing operations in North Canton, Ohio, in El Paso, Texas, and in Juarez, Mexico and own exclusive rights to the Hoover trademark in all of North America and South America, most of the Middle East, Africa and most of Asia.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Founded in 1985, the Company is a leading and fast-growing supplier of home improvement products and, in particular, is a market and innovation leader in power equipment products, floor care appliances, laser and electronic products, employing approximately 23,000 people worldwide. The Company's portfolio of global brands includes Milwaukee®, AEG® and Ryobi® power tools and accessories, Ryobi® and Homelite® outdoor power equipment products and Royal®, Dirt Devil®, Regina® and Vax® floor care appliances. The Company has enjoyed continuous growth since its listing on the Stock Exchange in 1990, achieving double-digit growth for the past nine years. The Company is also one of the constituent stocks on the Hang Seng HK MidCap Index under the Hang Seng Composite Index, the MSCI Hong Kong Index, the FTSE All-World Hong Kong Index, the FTSE/Hang Seng Asian Cyclical Index and the Dow Jones Hong Kong Titans 30.

The Directors believe that the acquisition of Hoover will enable the Company to enhance its leadership position in the floor-care industry on a world-wide basis. Through the acquisition of Hoover, the Company will acquire Hoover's strong brand name, as well as its comprehensive line of products for general and special purpose vacuuming, including full-size uprights and canisters, deep cleaners and hard-floor cleaners. The Directors believe that Hoover's engineering and design capability can be leveraged across the Company's existing product portfolio. The Company expects to benefit from many operational synergies and efficiencies through the combination of Hoover with its Royal® or Dirt Devil® business and technological synergies through the combination of their strong patent portfolios and able engineering staffs. This, in conjunction with the Company's efficient manufacturing platform, is expected to strengthen and expand the Hoover brand throughout the international markets in which it competes. In particular, the Transaction will allow the Company to:

- diversify its customer base and increase sales of products by leveraging Hoover's distribution network in those geographies where the Company did not historically have a strong footprint;
- expand the distribution of its products beyond its existing channels by utilising the Hoover Floor-Care Business' network;
- strengthen its market presence in the floor-care business industry internationally which will position the Company to compete more effectively with other major global floor-care manufacturers who offer extensive ranges of higher-price-point products globally;
- become a leading supplier of floor-care accessories which will further complement and strengthen the Company's sourcing activity;
- gain access to the Hoover Floor-Care Business' design, engineering and manufacturing operations, which will provide critical expertise in certain key product categories in North America, South America, parts of the Middle East, Africa, Australia and most of Asia;
- enjoy economies of scale in its facilities as a result of higher product volumes and stronger bargaining power with its raw material suppliers; and
- build on its established track record of expanding the Company's product portfolio through selected brand acquisitions in conjunction with successful operational integration practices.

Merrill Lynch (Asia Pacific) Limited is acting as the exclusive financial adviser to the Company in respect of the Transaction.

The Transaction contemplated under the PSA constitutes a discloseable transaction of the Company under the Listing Rules and are required to be disclosed by way of this announcement, and a circular with further details of the transactions will be issued to Shareholders shortly.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

Term	Meaning
"Assumed Obligations"	means the obligations and all of the liabilities of Hoover, that the Company shall assume and shall agree to pay, perform and discharge when due. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees);
"Board"	means the board of directors of the Company;
"Closing Date"	means the date which is the second business day following the date on which the conditions to the PSA are satisfied or waived in accordance with their respective terms unless the parties otherwise agree;
"Company"	means Techtronic Industries Company Limited, a public company limited by shares incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Consideration"	means the total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers);
"Directors"	means the directors of the Company;
"Hong Kong" or "HK"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Hoover"	means The Hoover Company, a corporation incorporated under the laws of Delaware;
"Hoover Assets"	means substantially all the assets of Hoover, including all of the outstanding equity interests in each of the Hoover Direct Subsidiaries, to be purchased from Hoover by the Company;
"Hoover Direct Subsidiaries"	means each of Hoover General, LLC and Hoover Limited, LLC;
"Hoover Floor-Care Business"	means the business, as conducted by Hoover, Juver and Maytag China, of designing, developing, manufacturing, marketing, sourcing and selling floor care appliances, servicing such appliances, re-manufacturing, repairing and refurbishing such appliances and providing replacement parts and accessories for such appliances;
"Hoover Holdings"	means Hoover Holdings Inc., a corporation incorporated under the laws of Delaware;
"Juver"	means Juver Industrial S.A. de C.V., a corporation organised under the laws of Mexico;
"Juver Stock"	means all of the issued and outstanding shares of capital stock of Juver to be purchased from Hoover Holdings and Maytag Holdings, respectively, by the Company;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Maytag"	means Maytag Corporation, a corporation incorporated under the laws of Delaware;
"Maytag China"	means Maytag China, LLC, a limited liability company organised under the laws of Delaware;
"Maytag China Stock"	means all of the issued and outstanding equity interests of Maytag China, to be purchased from Maytag Holdings by the Company;
"Maytag Holdings"	means Maytag Holdings Inc., a corporation incorporated under the laws of Delaware;
"PSA"	means the conditional Purchase and Sale Agreement dated 6 December 2006 (US Eastern Standard Time) made between the Sellers and the Company relating to the Transaction;
"Sellers"	means Hoover, Maytag, Hoover Holdings and Maytag Holdings;
"Shareholders"	means the shareholders of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Transaction"	means the acquisition by the Company of (i) substantially all of the assets of Hoover, including all of the outstanding equity interests in the Hoover Direct Subsidiaries, (ii) all of the issued and outstanding shares of capital stock of Juver, and (iii) all of the issued and outstanding equity interests of Maytag China;
"Transferred Employees"	means all individuals employed by Hoover, Juver and Maytag China, respectively, immediately prior to the closing of the Transaction, whom the Company shall offer employment, effective as of the closing of the Transaction, at substantially the same level of cash compensation as applied to such employees immediately prior to the closing of the Transaction;
"Whirlpool"	means Whirlpool Corporation, a Delaware corporation, whose shares are listed on the New York Stock Exchange;
"United States" or "US"	means the United States of America;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong; and
"US$"	means United States dollars, the lawful currency of the United States.

By order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 7 December 2006

Notes:

An exchange rate of US$1.00 to HK$7.77 has been used for the conversion of US dollars into HK dollars for the purpose of this announcement.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung JP (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley OBE, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

24/F, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong
Tel: (852) 2402 6888 Fax: (852) 2413 5971
Website: www.ttigroup.com

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

須予披露交易
向WHIRLPOOL CORPORATION之附屬公司收購包括HOOVER®地板護理業務在內之資產

本公司之財務顧問

Merrill Lynch
美林(亞太)有限公司

董事會欣然宣布，本公司於二零零六年十二月六日(美國東部標準時間)訂立買賣協議，向下列惠而浦之附屬公司購買Hoover地板護理業務：

(A) 向Hoover購買，受讓及接收其絕大部分資產，包括Hoover直接附屬公司各自之全部仍然存有的股權；

(B) 分別向Hoover Holdings及Maytag Holdings購買，受讓及接收Juver股本之全部已發行及仍然存有的股份；及

(C) 向Maytag Holdings購買，受讓及接收Maytag China全部已發行及仍然存有的股權。

購買Hoover資產、Juver股份及Maytag China股權之總代價包括向Maytag(代表其本身及其他賣方)支付現金107,000,000美元(約831,400,000港元)。

為實行購買Hoover地板護理業務，本公司將承擔於完成日期存在之若干承擔責任。根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約127,900,000美元(約993,800,000港元)(包括應付賬款及其他累計負債約74,300,000美元(約577,300,000港元)及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽福利約53,600,000美元(約416,500,000港元))。根據上市規則而計算出之代價，將導致總代價為234,900,000美元(約1,825,200,000港元)。

Hoover地板護理業務於二零零六年九月三十日之未經審核資產總值約為353,500,000美元(約2,746,700,000港元)。

買賣協議之主要條款見本公告下文所載。

買賣協議之背景

董事會欣然宣布，本公司與Whirlpool Corporation(「惠而浦」)若干附屬公司於二零零六年十二月六日(美國東部標準時間)訂立有條件買賣協議(「買賣協議」)，以向惠而浦購買其Hoover地板護理業務，包括：

(A) 將向Hoover購買之The Hoover Company(「Hoover」)之絕大部分資產(統稱「Hoover資產」)，包括其直接附屬公司Hoover General, LLC及Hoover Limited, LLC(「Hoover直接附屬公司」)各自之仍然存有的股權，而Hoover直接附屬公司共同擁有The Hoover Company I, L.P.之全部仍然存有的合夥人權益；

(B) 將分別向Hoover Holdings Inc.(「Hoover Holdings」)及Maytag Holdings, Inc.(「Maytag Holdings」)購買之Juver Industrial S.A. de C.V.(一家根據墨西哥法例成立之公司)股本之全部已發行及仍然存有的股份(「Juver股份」)；及

(C) 將向Maytag Holdings購買之Maytag China, LLC全部已發行及仍然存有的股權(「Maytag China股權」)。

根據上市規則，買賣協議項下擬進行之交易構成本公司之須予披露交易，並須遵循本公告披露，且本公司將於短期內向股東寄發載有交易之進一步詳情之通函。

買賣協議

買賣協議之主要條款及條件載列如下：

日期　：　二零零六年十二月六日(美國東部標準時間)

訂約各方　：　1.　本公司作為買方；及

2.　Hoover、Hoover Holdings、Maytag Holdings及Maytag作為賣方。Hoover、Hoover Holdings及Maytag Holdings乃Maytag之間接全資附屬公司，而該等公司各自之最終實益擁有人為惠而浦。經董事作出一切合理查詢後所知、所悉及所信，各賣方連同彼等之最終實益擁有人(即惠而浦)，並非本公司之關連人士(定義見上市規則)，且為獨立於本公司及本公司關連人士(定義見上市規則)之第三方。經董事作出一切合理查詢後所知，賣方之主要業務為Hoover地板護理業務，而賣方之最終實益擁有人惠而浦之主要業務為生產及推銷主要家庭電器，例如洗衣機、乾衣機及雪櫃。

[illegible]

(B)　*Juver股份*：分別從Hoover Holdings及Maytag Holdings獲得於Juver股本中不附帶及不附有任何留置權及產權負擔之全部已發行及仍然存有的股份；及

(C)　*Maytag China股權*：從Maytag Holdings獲得於Maytag China之全部已發行及仍然存有的股權。

[illegible]

故此，本公司並未要求取得Hoover直接附屬公司、Juver及Maytag China之賬目，反而作為導致出售Hoover地板護理業務之競價過程一部分，惠而浦編製及提供，及本公司採用來自Maytag集團制訂Hoover地板護理業務基準編製之截至二零零五年十二月三十一日止年度之未經審核獨立財務賬目。按制訂基準，Hoover地板護理業務於截至二零零五年十二月三十一日止年度之除稅前經營利得錄得虧損22,100,000美元(約171,700,000港元)。

並沒有取得Hoover地板護理業務於截至二零零五年十二月三十一日止年度前任何年度之有關獨立綜合財務賬目。此外，賣方向本公司提供之截至二零零五年十二月三十一日止年度之未經審核財務賬目並未計入僱員福利開支等項目以下之財務項目。

條件　：　買賣協議須待包括下列各項在內之條件達成或獲豁免後，方可作實：

- 賣方之聲明及保證於各重大方面在其簽訂之日均為真實無誤，且賣方於各重大方面已遵守買賣協議所載之承諾；
- 並無美國反壟斷法例1976年哈特一斯各特一羅迪諾反托拉斯改進法(經修訂)(HSR法)之反壟斷法下之禁制令或其他法律限制或禁止及等待期屆滿；及
- 並無出現本公司或賣方範圍之任何重大持續進行、具威脅性及尚待解決之訴訟、禁制令或其他法律限制。

代價　：　購買Hoover資產、Juver股份及Maytag China股權之總代價包括向Maytag(代表其本身及其他賣方)支付現金107,000,000美元(約831,400,000港元)。

為實行購買Hoover地板護理業務，本公司將承擔於完成日期存在之若干承擔責任，根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約127,900,000美元(約993,800,000港元)(包括應付賬款及其他累計負債約74,300,000美元(約577,300,000港元)及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽福利約53,600,000美元(約416,500,000港元))。根據上市規則而計算出之代價，將導致總代價為234,900,000美元(約1,825,200,000港元)。

倘根據HSR法規定之適用等待期於買賣協議日期起計35天內(即二零零七年一月十日(「反壟斷期限日期」))尚未屆滿，則代價須按現金資金額之75%增加。就買賣協議之定義，「現金資金額」即Hoover地板護理業務於反壟斷期限日期後首個營業日至完成日期(包括該日)期間之負現金流總計值。

倘本公司應付賣方之代價金額出現任何重大變動，本公司將另行作出公告，並遵守全部有關之上市規則(視乎情況而定)。

[illegible]

代價將以本公司內部資源及本公司之可動用之銀行貸款支付。

支付條款　：　根據買賣協議，代價將以下列方式支付：

- 於簽署買賣協議時須向Maytag(代表其本身及其他賣方)支付15,000,000美元(約116,600,000港元)(為按金)；及
- 於交易完成時須向Maytag(代表其本身及其他賣方)支付92,000,000美元(約714,800,000港元)。

違約費　：　鑑於賣方於確保交易時所產生之費用及開支及倘交易未能達行對其業務所構成之潛在損害，本公司已同意倘(a)訂約各方相互同意終止交易；(b)交易未能於二零零七年十月六日或之前完成(除非因賣方未能履行彼等之責任而導致交易未能完成)或(c)倘根據買賣協議，本公司任何聲明、責任、契諾或保證嚴重違反，且此等違反事宜未能於本公司接獲賣方書面通知指明違反事宜及要求補救此等違反事宜之二十五日內作出補救，則賣方須於Maytag(代表其本身及其他賣方)終止之兩個營業日內向賣方支付違約費30,000,000美元(約233,100,000港元)，減按金15,000,000美元(相等於約116,600,000港元)。倘須支付該違約費，則本公司將會作出相應之進一步公布。

終止　：　買賣協議可隨時於交易完成前：

(a)　由賣方及本公司相互訂立同意書終止；

(b)　由Maytag(代表其本身及其他賣方)或本公司終止，倘未能於二零零七年十月六日或之前完成交易(惟倘交易未能於該日或之前完成是基於尋求終止履行其買賣協議之一方未能完成買賣協議之責任，則除外)；

[illegible]

[illegible]

[illegible]

[illegible]

賠償　：　本公司將給予合作並作出商業上之合理努力以爭取任何在日常業務上給予Hoover地板護理業務之客戶之尚未解除之Maytag擔保及相關保證之完全及無條件解除。

結束及終止日期：　除非各方另行同意，否則交易將於買賣協議之條件根據其各自之條款達成或獲豁免之日後第二個營業日上午十時正(美國東部標準時間)(「截止日期」)結束，並在美國芝加哥進行。董事現預期交易將於二零零七年首個季度進行結束，惟根據HSR法之審核可能將截止日期延後至二零零七年第三個季度。倘交易並未於二零零七年三月三十一日結束，本公司將另行刊發公告。

HOOVER地板護理業務描述

Hoover一直為地板護理之同義詞，並為全球公認品牌之一。

Hoover提供各類一般及專用真空吸塵器產品(包括各種尺寸之直立真空及真空罐，深層清潔器及硬木地板清潔器)。其業務包括設計、開發、製造、市場推廣、採購及銷售地板護理器具，地板護理器具之維修、改裝及翻新，及提供該等器具之部件及配件更換服務。Hoover成立於一九零八年，於一九四三年成為由公眾持有的公司，該公司於一九八五年被Chicago Pacific Corp收購，而後者於一九八九年又被Maytag收購。Maytag被惠而浦收購後，Hoover於二零零六年年初加入惠而浦集團。Hoover於俄亥俄North Canton、得克薩斯州埃爾帕索及墨西哥華雷斯，擁有製造業務，並於整個南北美洲、中東大部份地方、非洲及亞洲大部份地方擁有Hoover商標之獨家專利權。

交易之理由及益處

[illegible]

[illegible]

- 利用Hoover在本集團於歷史上未曾擁有穩固基礎之地域之分銷網絡，使其客戶基礎多元化，並增加產品銷量；
- 繼續利用Hoover地板護理業務網絡以開展現有渠道以外之產品分銷渠道；
- 加強其於世界地板護理業務之市場份額，將本集團處於更有效地與其他生產多品種及高價位產品之主要全球地板護理器具之競爭位置；
- 成為地板護理器具配件主要供應商之一，同時進一步補足及加強本公司之採購活動；
- 進入Hoover先進技術設計、工程及製造經營，因此能在北美、南美、中東部分地區、非洲、澳大利亞及亞洲大部分地區提供革命性新產品之開發專業技術；
- 獲有更高生產量及對原材料供應商擁有更高之議價能力，使能節省更多採購開支；及
[illegible]

美林(亞太)有限公司作為本公司就是項交易之獨家財務顧問。

根據上市規則，買賣協議項下擬進行之交易構成本公司之須予披露交易，並須遵循本公告披露，且本公司將於短期內向股東寄發載有交易之進一步詳情之通函。

釋義

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

「承擔責任」	指	本公司須承擔及同意到期時支付、履行及解除之所有Hoover之責任及負債，根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約127,900,000美元(約993,800,000港元)(包括應付賬款及其他累計負債約74,300,000美元(約577,300,000港元)及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽福利約53,600,000美元(約416,500,000港元))；
「董事會」	指	本公司之董事會；
「截止日期」	指	所有成交條件已獲各自之條款豁免或買賣協議條件日期後第二個營業日當日，除非訂約各方另行同意；
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市；
「代價」	指	收購Hoover資產、Juver股份及Maytag China股權之總代價，包括向Maytag(代表其本身及其他賣方)以現金支付107,000,000美元(相等於約831,400,000港元)；
「董事」	指	本公司董事；
「香港」	指	中華人民共和國香港特別行政區；
「Hoover」	指	The Hoover Company，根據德拉華州法律註冊成立之公司；
「Hoover資產」	指	主要為Hoover之所有資產，包括本公司將予收購Hoover之Hoover直接附屬公司各自之仍然存有的股權；
「Hoover直接附屬公司」	指	稱名Hoover General, LLC及Hoover Limited, LLC；
「Hoover地板護理業務」	指	Hoover、Juver及Maytag China所從事之設計、開發、製造、市場推廣、採購及銷售地板護理器具、地板護理器具之維修、改裝及翻新，及提供該等器具之部件及配件更換服務；
「Hoover Holdings」	指	Hoover Holdings Inc.，根據德拉華州法律註冊成立之公司；
「Juver」	指	Juver Industrial S.A. de C.V.，根據墨西哥法例成立之公司；
「Juver股份」	指	本公司分別將予收購Hoover Holdings及Maytag Holdings之Juver之全部已發行及仍然存有的股份；
「上市規則」	指	聯交所證券上市規則；
「Maytag」	指	Maytag Corporation，根據德拉華州法律註冊成立之公司；
「Maytag China」	指	Maytag China, LLC，根據德拉華州法律組建之有限責任公司；
「Maytag China股權」	指	所有本公司將予收購Maytag Holdings之Maytag China全部已發行及仍然存有之股權；
「Maytag Holdings」	指	Maytag Holdings Inc.，根據德拉華州法律註冊成立之公司；
「買賣協議」	指	賣方及本公司就有關交易而於二零零六年十二月六日(美國東部標準時間)訂立之有條件買賣協議；
「賣方」	指	Hoover、Maytag、Hoover Holdings及Maytag Holdings；
「股東」	指	本公司股東；
「聯交所」	指	香港聯合交易所有限公司；
「交易」	指	本公司收購之(i)所有Hoover之資產(包括Hoover直接附屬公司之所有仍然存有之股權)，(ii) Juver股本之全部已發行及仍然存有的股份，及(iii) Maytag China之全部已發行及仍然存有之股權；
「轉移僱員」	指	於緊接交易前Hoover、Juver及Maytag China分別所僱用之全部人員，本公司將主要以應用於緊接交易結束前此等僱員現金補償之同等水平僱用彼等，並於交易結束時生效；
「惠而浦」	指	Whirlpool Corporation，一間德拉華州公司，其股份在紐約證券交易所上市；
「美國」	指	美利堅合眾國；
「港元」	指	港元，香港法定貨幣；及
「美元」	指	美元，美國法定貨幣。

承董事會命
創科實業有限公司
陳志聰
公司秘書

香港，二零零六年十二月七日

附註：

就本公告而言，美元兌換為港元按1.00美元＝7.77港元之匯率折算。

商標Ryobi®已獲ryobi Limited所授之特許使用權使用。

[illegible]

香港新界荃灣青山道388號中國染廠大廈24樓
電話：(852) 2402 6888　傳真：(852) 2413 5971
網址：www.ttigroup.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Techtronic Industries Company Limited (the "Company"), you should at once hand this circular to the purchaser(s) or other transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


RECEIVED



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

DISCLOSEABLE TRANSACTION

ACQUISITION OF ASSETS COMPRISING THE HOOVER® FLOOR-CARE BUSINESS FROM SUBSIDIARIES OF WHIRLPOOL CORPORATION

Financial Adviser to the Company


Merrill Lynch

Merrill Lynch (Asia Pacific) Limited

21 December 2006

CONTENTS

	Pages
Definitions	1
Letter from the Board	
Introduction	5
Background to the PSA	6
The PSA	7
Financial Effects of the Transaction on the Company	14
Description of the Hoover Floor-Care Business Activities	15
Product Categories of the Hoover Floor-Care Business	16
Description of the Hoover Floor-Care Business Manufacturing Plants	16
Reasons for and Benefits of the Transaction	17
Further Information	18
Appendix – General Information	19

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Antitrust Trigger Date"	means 35 days after the date of the PSA, being 10 January 2007;
"Assumed Obligations"	means the obligations and all of the liabilities of Hoover, that the Company shall assume and shall agree to pay, perform and discharge when due. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees);
"Board"	means the board of directors of the Company;
"Closing Date"	means the date which is the second business day following the date on which the conditions to the PSA are satisfied or waived in accordance with their respective terms unless the parties otherwise agree;
"Company"	means Techtronic Industries Company Limited, a public company limited by shares incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Consideration"	means the total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107.0 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers);
"Convertible Bonds"	means the zero coupon convertible bonds due 2009 in the aggregate principal amount of US$140.0 million (approximately HK$1,087.8 million) issued by the Company;

"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries;
"Hong Kong" or "HK"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Hoover"	means The Hoover Company, a corporation incorporated under the laws of Delaware;
"Hoover Assets"	means substantially all the assets of Hoover, including all of the outstanding equity interests in each of the Hoover Direct Subsidiaries, to be purchased from Hoover by the Company;
"Hoover Direct Subsidiaries"	means each of Hoover General, LLC and Hoover Limited, LLC;
"Hoover Floor-Care Business"	means the business, as conducted by Hoover, Juver and Maytag China, of designing, developing, manufacturing, marketing, sourcing and selling floor care appliances, servicing such appliances, re-manufacturing, repairing and refurbishing such appliances and providing replacement parts and accessories for such appliances;
"Hoover Holdings"	means Hoover Holdings Inc., a corporation incorporated under the laws of Delaware;
"HSR Act"	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
"Juver"	means Juver Industrial S.A. de C.V., a corporation organised under the laws of Mexico;
"Juver Stock"	means all of the issued and outstanding shares of capital stock of Juver to be purchased from Hoover Holdings and Maytag Holdings, respectively, by the Company;
"Latest Practicable Date"	means 18 December 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Maytag"	means Maytag Corporation, a corporation incorporated under the laws of Delaware;
"Maytag China"	means Maytag China, LLC, a limited liability company organised under the laws of Delaware;
"Maytag China Stock"	means all of the issued and outstanding equity interests of Maytag China, to be purchased from Maytag Holdings by the Company;
"Maytag Holdings"	means Maytag Holdings Inc., a corporation incorporated under the laws of Delaware;
"PSA"	means the conditional Purchase and Sale Agreement dated 6 December 2006 (US Eastern Standard Time) made between the Sellers and the Company relating to the Transaction;
"Sellers"	means Hoover, Maytag, Hoover Holdings and Maytag Holdings;
"SFO"	means Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	means share(s) of HK$0.10 each in the share capital of the Company;
"Shareholders"	means the shareholders of the Company;
"Share Options"	means the share options granted under the relevant share option schemes adopted by the Company, entitling holders thereof to subscribe for new Shares of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	means the Code on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission;

"Transaction"	means the acquisition by the Company of (i) substantially all of the assets of Hoover, including all of the outstanding equity interests in each of the Hoover Direct Subsidiaries, (ii) all of the issued and outstanding shares of capital stock of Juver, and (iii) all of the issued and outstanding equity interests of Maytag China;
"Transferred Employees"	means all individuals employed by Hoover, Juver and Maytag China, respectively, immediately prior to the closing of the Transaction, whom the Company shall offer employment, effective as of the closing of the Transaction, at substantially the same level of cash compensation as applied to such employees immediately prior to the closing of the Transaction;
"United States" or "US"	means the United States of America;
"Whirlpool"	means Whirlpool Corporation, a Delaware corporation, whose shares are listed on the New York Stock Exchange;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"US$"	means United States dollars, the lawful currency of the United States; and
"%"	means per cent.



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

Group Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Mr. Roy Chi Ping Chung JP
(Managing Director)
Mr. Patrick Kin Wah Chan
Mr. Frank Chi Chung Chan
Mr. Stephan Horst Pudwill

Non-executive Director:
Mr. Vincent Ting Kau Cheung

Independent Non-executive Directors:
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley OBE
Mr. Manfred Kuhlmann

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

21 December 2006

To the Shareholders and for information only,
to the holders of the Share Options and the Convertible Bonds

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF ASSETS COMPRISING
THE HOOVER® FLOOR-CARE BUSINESS
FROM SUBSIDIARIES OF WHIRLPOOL CORPORATION

INTRODUCTION

On 7 December 2006, the Directors announced that the Company has on 6 December 2006 (US Eastern Standard Time) entered into the conditional PSA to purchase the Hoover Floor-Care Business from certain subsidiaries of Whirlpool. The total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107.0 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers).

To effect the purchase of the Hoover Floor-Care Business, the Company will assume certain Assumed Obligations as they exist at the Closing Date. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees). For the purpose of calculating the consideration amount under the Listing Rules, this results in an aggregate consideration of US$234.9 million (approximately HK$1,825.2 million).

The total unaudited asset value of the Hoover Floor-Care Business as at 30 September 2006 was approximately US$353.5 million (approximately HK$2,746.7 million).

Principal terms of the PSA are set out below in this circular.

The Transaction contemplated under the PSA constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the Transaction.

BACKGROUND TO THE PSA

On 6 December 2006 (US Eastern Standard Time), the Company entered into the conditional PSA with certain subsidiaries of Whirlpool Corporation ("Whirlpool") to purchase the Hoover Floor-Care Business, which comprises:

(A) substantially all the assets of The Hoover Company ("Hoover" and collectively the "Hoover Assets"), including all of the outstanding equity interests in each of the direct subsidiaries of Hoover comprising Hoover General, LLC and Hoover Limited, LLC (the "Hoover Direct Subsidiaries"), which together own all of the outstanding partnership interests of The Hoover Company I L.P., to be purchased from Hoover;

(B) all of the issued and outstanding shares of capital stock of Juver Industrial S.A. de C.V. (the "Juver Stock"), a corporation organised under the laws of Mexico, to be purchased from Hoover Holdings Inc. ("Hoover Holdings") and Maytag Holdings, Inc. ("Maytag Holdings"), respectively; and

(C) all of the issued and outstanding equity interests of Maytag China, LLC (the "Maytag China Stock") to be purchased from Maytag Holdings.

THE PSA

The principal terms and conditions of the PSA are described below:

Date	:	6 December 2006 (US Eastern Standard Time)
Parties	:	(1) The Company as the Purchaser; and (2) Hoover, Hoover Holdings, Maytag Holdings and Maytag as Sellers. Hoover, Hoover Holdings and Maytag Holdings are the indirect wholly-owned subsidiaries of Maytag, and the ultimate beneficial owner of each of these companies is Whirlpool. In addition, Maytag is an indirect wholly-owned subsidiary of Whirlpool. Each of the Sellers, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, together with their ultimate beneficial owner, which is Whirlpool, are not connected persons (as defined in the Listing Rules) of the Company and are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. As far as the Directors are aware, having made all reasonable enquiry, the principal business activities of the Sellers are the Hoover Floor-Care Business and the principal business activities of Whirlpool, the ultimate beneficial owner of the Sellers, are the manufacturing and marketing of major home appliances such as washing machines, dryers and refrigerators.
Assets to be acquired by the Company	:	(A) Hoover Assets: from Hoover, all of Hoover's right, title and interest in and to all of its assets, properties and rights of every kind and description, real, personal and mixed, tangible and intangible, wherever located, including all of Hoover's equipment, machinery and other items of personal property, intellectual property, real property, inventory, fixed assets, receivables, permits and books and records, contracts or contractual rights, save for all claims for and rights to receive tax refunds, rebates and returns, all contracts under which at least one other business unit of Maytag or any of its affiliates purchase or sell goods or services on a joint basis and all assets being disposed of in the ordinary course of business during the period from the date of the PSA until the closing of the Transaction;

(B) Juver Stock: from Hoover Holdings and Maytag Holdings, respectively, all of the issued and outstanding shares of capital stock of Juver, free and clear of any and all liens and encumbrances. Hoover Holdings currently holds more than 99.99% of the issued and outstanding shares of capital stock of Juver and Maytag Holdings currently holds the remaining shares; and

(C) Maytag China Stock: from Maytag Holdings, all of the issued and outstanding equity interests of Maytag China.

The Hoover Floor-Care Business to be acquired in the Transaction have historically not been accounted for, or audited as, a single, standalone economic entity for the years ended 31 December 2004 and 2005. Accounts for the Hoover Direct Subsidiaries, Juver and Maytag China for the years ended 31 December 2004 and 2005 were not supplied by the Sellers to the Company as the Sellers considered that such accounts were not representative of the underlying financial performance of these companies as a result of the distorting impact of charges for overhead and shared services related to such companies being included in the Maytag group of companies. Furthermore, the value attributable to the equity interests of such companies amounted to less than US$4.0 million (approximately HK$31.1 million), which the Company does not consider material in the context of the figure for the total consideration in respect of the Transaction.

As a result, the Company did not request for the accounts of the Hoover Direct Subsidiaries, Juver and Maytag China and instead, and as part of the auction process leading up to the sale of the Hoover Floor-Care Business, Whirlpool prepared and provided, and the Company relied on, the unaudited standalone financial accounts for the year ended 31 December 2005, prepared on the basis that the Hoover Floor-Care Business was carved out from the Maytag group. On a carved-out basis, profit before taxation for the Hoover Floor-Care Business for the year ended 31 December 2005 amounts to a loss of US$22.1 million (approximately HK$171.7 million).

Relevant historical consolidated financial accounts for the Hoover Floor-Care Business are not available for any year prior to the year ended 31 December 2005. Moreover, the unaudited financial accounts for the year ended 31 December 2005 provided by the Sellers to the Company do not include any financial items below the line showing profits before taxation.

Conditions : The PSA is subject to the satisfaction or waiver of the following conditions (among others):

- the representations and warranties of the Sellers being true and correct in all material respects as of the date they were made, and the Sellers having complied in all material respects with the covenants contained in the PSA;
- no injunction or other legal restraint or prohibition, and expiration of the waiting period imposed under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The HSR Act requires the parties to submit notification to the US Federal Trade Commission and Department of Justice to allow those agencies to consider how the Transaction may impact competition. The waiting period is thirty days, subject to the grant of early termination (which would cause the waiting period to end earlier), or the issuance of a request for additional information or documentary material (a "Second Request"). The issuance of a Second Request would toll the waiting period. Upon the parties substantial compliance with the Second Request, which typically requires an extensive and detailed supplemental response, a new thirty day waiting period would commence; and
- no material on-going, threatened and pending litigation, injunctions or other legal restraints against the Company or the Sellers having occurred.

The above conditions must be satisfied or waived by the Company on or before the Closing Date. If, due to whatever reason, any of the above conditions fail to be fulfilled on or before the Closing Date, the Company will make a further announcement.

Consideration : The total consideration for the purchase of the Hoover Assets, the Juver Stock and the Maytag China Stock consists of the payment of US$107.0 million (approximately HK$831.4 million) in cash to Maytag (on behalf of itself and the other Sellers).

To effect the purchase of the Hoover Floor-Care Business, the Company will assume certain Assumed Obligations as they exist at the Closing Date. Based on unaudited financial information provided by Whirlpool as at 30 September 2006, the Assumed Obligations were approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees). For the purpose of calculating the consideration amount under the Listing Rules, this results in an aggregate consideration of US$234.9 million (approximately HK$1,825.2 million).

If the applicable waiting period under the HSR Act has not expired within 35 days after the date of the PSA, being 10 January 2007 (the "Antitrust Trigger Date"), the Consideration shall be increased by 75% of the Cash Flow Amount. As defined in the PSA, the "Cash Flow Amount" means the absolute value of the negative cash flow of the Hoover Floor-Care Business for the period from the first business day after the Antitrust Trigger Date through and including the Closing Date.

If any material changes to the amount of Consideration become payable by the Company to the Sellers, the Company shall make a further announcement and comply with all relevant Listing Rules as the case may be.

The Consideration has been determined after arm's length negotiations during an auction process conducted by Whirlpool and takes into account the market presence of the Hoover Floor-Care Business in the Americas and Asia, its well established and widely recognised brands and its earnings growth potential. The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole. No third party valuation has been performed on the Hoover Floor-Care Business. However, based on the carved out and unaudited financial information in respect of the Hoover Floor-Care Business provided to the Company by Whirlpool, the total unaudited book value of the Hoover Floor-Care Business' assets was approximately US$353.5 million (approximately HK$2,746.7 million) as at 30 September 2006.

It is intended that payment of the Consideration will be satisfied entirely from internal resources and lines of credit available to the Company.

Payment terms : Under the PSA, the Consideration shall be payable in the following manner:

- US$15.0 million (approximately HK$116.6 million) (being the deposit) was paid to Maytag (on behalf of itself and the other Sellers) at the time of signing the PSA; and

- US$92.0 million (approximately HK$714.8 million) shall be paid to Maytag (on behalf of itself and the other Sellers) at the time of the closing of the Transaction.

Break Fee : In light of the costs and expenses incurred by the Sellers in negotiating the Transaction and the potential damage to their business if the Transaction does not proceed, the Company has agreed that it shall pay to the Sellers a break fee of US$30.0 million (approximately HK$233.1 million) less the amount of the deposit of US$15.0 million (approximately HK$116.6 million) within two business days of the termination by Maytag (on behalf of itself and the other Sellers) if (a) the parties mutually agree to terminate the Transaction; (b) the closing of the Transaction shall fail to take place on or before 6 October 2007 (unless the failure by the Sellers to fulfil their obligations caused such failure) or (c) there shall have been a material breach of any covenant, obligation, representation or warranty of the Company under the PSA and such breach has not been remedied within 25 days after receipt by the Company of a notice in writing from the Sellers specifying the breach and requesting such breach be remedied. The Company shall make an appropriate announcement accordingly if such a break fee becomes payable.

Termination : The PSA may be terminated at any time on or prior to the closing of the Transaction:

(a) with the mutual written consent of the Sellers and the Company;

(b) by Maytag (on behalf of itself and the other Sellers) or the Company, if the closing of the Transaction shall fail to take place on or before 6 October 2007, provided that a party may not terminate the PSA if the failure of closing of the Transaction on or before such a date is due to the failure of the party wishing to terminate to fulfill its obligations under the PSA;

(c) by the Company, if there shall have been a material breach of any covenant, obligation, representation or warranty of the Sellers under the PSA and such breach shall not have been remedied within 25 days after receipt by the Sellers of a notice in writing from the Purchaser specifying the breach and requesting such breach be remedied; or

(d) by Maytag (on behalf of itself and the other Sellers), if there shall have been a material breach of any covenant, obligation, representation or warranty of the Company under the PSA and such breach shall not have been remedied within 25 days after receipt by the Company of a notice in writing from the Sellers specifying the breach and requesting such breach be remedied.

Other Material Terms : The Company shall offer employment, effective as of the closing of the Transaction, to all individuals employed by Hoover, Juver and Maytag China, respectively, immediately prior to the closing of the Transaction (the "Transferred Employees"), which offers of employment shall be at substantially the same level of cash compensation as applied to such employees immediately prior to the closing of the Transaction and maintain existing employee benefits.

In addition, the Company will be taking over operations of the Hoover facilities at its North Canton facilities and has agreed to hire the Hoover employees, to recognise the Hoover unions as the exclusive bargaining representative for all of the employees, and to assume the current union collective bargaining agreements applicable to those facilities.

Guarantee : The Company will cooperate with and use its commercially reasonable efforts to obtain a full and unconditional release of any outstanding Maytag surety and performance bonds that have been issued in respect of the ordinary course of business to customers of the Hoover Floor-Care Business.

Closing and Closing Date	:	Closing of the Transaction is expected to take place at 10:00 a.m. (US Eastern Standard Time) on the second business day following the date on which the conditions to the PSA are satisfied or waived in accordance with their respective terms unless the parties otherwise agree (the "Closing Date") and shall take place in Chicago, the United States. The Directors currently expect that the closing of the Transaction will take place during the first quarter of 2007, although a Second Request under the HSR Act, as described above, could delay the Closing Date into the third quarter of 2007. The Company will make a further announcement if the closing of the Transaction does not take place by 31 March 2007.

FINANCIAL EFFECTS OF THE TRANSACTION ON THE COMPANY

Upon closing of the Transaction, the Hoover Floor-Care Business will be wholly-owned by the Company and its financial results will be consolidated into the financial statements of the Company.

(a) Net Indebtedness

If, as is currently intended, payment of the Consideration will be satisfied entirely from internal resources and lines of credit available to the Company, the Company's net indebtedness will increase by US$107.0 million (approximately HK$831.4 million).

(b) Assets and Liabilities

Based on the carved out and unaudited financial information provided by Whirlpool in respect of the Hoover Floor-Care Business as at 30 September 2006, the Company would acquire total assets of approximately US$353.5 million (approximately HK$2,746.7 million) and assume total liabilities of approximately US$127.9 million (approximately HK$993.8 million). The latter amount comprises operating liabilities created in the course of ordinary business operations of (i) approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities; and (ii) approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees. As a result of consolidating the total assets of the Hoover Floor-Care Business and Assumed Obligations into the financial statement of the Company after the closing of the acquisition, the Company's net assets would increase by approximately US$118.6 million (approximately HK$921.5 million).

The Group will include all the assets of the Hoover Floor-Care Business and Assumed Obligations under a structure that will be determined prior to the closing of the Transaction. To the extent allowed by law, the Group may inject the assets of the Hoover Floor-Care Business and the Assumed Obligations, either in part or wholly, to one or more of its subsidiaries.

On the assumption that the payment of the Consideration of US$107.0 million (approximately HK$831.4 million) would be satisfied from internal resources and additional debt financing, the Company's total liabilities including the Assumed Obligations of approximately US$127.9 million (approximately HK$993.8 million), would increase by an amount up to approximately US$234.9 million (approximately HK$1,825.2 million) upon closing. The Company's gearing may slightly increase in the short term depending on the amount of additional debt financing to be used. Taking into account the Company's overall revenue streams, credit requirements and lines of credit available, the Company is satisfied that sufficient working capital is available to meet its ongoing business requirements.

(c) Earnings

Based on the carved out and unaudited financial information provided to the Company by Whirlpool, profit before taxation for the Hoover Floor-Care Business for the year ended 31 December 2005 amounted to a loss of approximately US$22.1 million (approximately HK$171.7 million). Accordingly, the Transaction may negatively impact the Company's overall profitability in the short term. However, for the reasons as set out in the section "Reasons for and Benefits of the Transaction" below, the Directors believe that the Transaction will result in an improvement of the Company's overall profitability upon the successful integration of the Hoover Floor-Care Business with its existing operations through operational synergies and efficiencies.

Shareholders should be aware that the actual financial effects of the Transaction on the Company may be different upon closing of the Transaction because (i) the financial information in respect of the Hoover Floor-Care Business may change leading up to the closing of the Transaction; and (ii) the actual timing of the closing is uncertain at this stage, as set out in more detail above.

DESCRIPTION OF THE HOOVER FLOOR-CARE BUSINESS ACTIVITIES

The Hoover name is synonymous with high quality floor care products and is one of the most recognisable brands in the world.

Hoover offers a comprehensive line of products for general and special-purpose vacuuming, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners. Its business includes designing, developing, manufacturing, marketing, sourcing and selling floor care appliances, servicing such appliances, re-manufacturing, repairing and refurbishing such appliances and providing replacement parts and accessories for such appliances. Hoover was founded in 1908 and became a publicly owned company in 1943. It was acquired by Chicago Pacific Corp. in 1985, which was in turn acquired by Maytag in 1989. Hoover joined the Whirlpool group of companies in early 2006 after Maytag was acquired by Whirlpool. Hoover has manufacturing operations in North Canton, Ohio, in El Paso, Texas, and in Juarez, Mexico and owns exclusive rights to the Hoover trademark in all of North America and South America, most of the Middle East, Africa and most of Asia.

Key customers of the Hoover Floor-Care Business include Wal-Mart, Sears, Target, Best Buy, Kmart, Kohl's, Lowe's and Costco.

PRODUCT CATEGORIES OF THE HOOVER FLOOR-CARE BUSINESS

Hoover's products are categorised into the following segments: Uprights, Deep Cleaners, Hard Floor Cleaners, Canisters, Specialty Products, Central Vacuum Systems, Commercial Products, and Cleaning Solutions.

Uprights – Designed with the dust bag/canister mounted directly on the handle. Hoover's Uprights include both bagged filtration and bagless filtration vacuum cleaners.

Deep Cleaners – Vacuum cleaners that use Hoover's Steamvac technology to provide advanced cleaning functions across various surfaces.

Hard Floor Cleaners – Designed specifically to clean hard-floor surfaces and include Hoover's Floormate and Floormax product lines.

Canisters – Designed with the dust bag/canister as a separate unit. Hoover's Canister products are divided into Power Nozzle Agitators and Straight Suction vacuum cleaners.

Specialty Products – Include Hoover's Air Purifiers, GarageGear, Hand Vac, Sticks, and Bagless products.

Central Vacuum Systems – Powerful and immobile units designed to clean entire houses and buildings.

Commercial Products – Include vacuum cleaners designed for commercial spaces and vary in dimensions and specifications.

Cleaning Solutions – Include various solution products designed to protect and clean carpets and upholstery.

DESCRIPTION OF THE HOOVER FLOOR-CARE BUSINESS MANUFACTURING PLANTS

The Hoover Floor-Care Business operates three manufacturing plants at North Canton, Ohio, El Paso, Texas and Juarez, Mexico.

The North Canton plant manufactures Hoover's floor care products and is responsible for the majority of Hoover's products manufacturing. It is originally the headquarters for Hoover and consists of the main plant, the paper bag manufacturing plant and a leased distribution center. It manufactures canisters, hard floor cleaners, uprights and commercial products.

The El Paso plant is primarily responsible for the injection molding of uprights, canisters and commercial products.

The Juarez plant is primarily responsible for the final assembly of uprights, canisters and commercial products.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Founded in 1985, the Company is a leading and fast-growing supplier of home improvement products and, in particular, is a market and innovation leader in power equipment products, floor care appliances, laser and electronic products, employing approximately 23,000 people worldwide. The Company's portfolio of global brands includes, among other things, Milwaukee®, AEG®, Ryobi®, Homelite®, Royal®, Dirt Devil®, Regina® and Vax®. The Company has enjoyed continuous growth since its listing on the Stock Exchange in 1990, achieving double-digit growth for the past nine years. The Company is also one of the constituent stocks on the Hang Seng HK MidCap Index under the Hang Seng Composite Index, the MSCI Hong Kong Index, the FTSE All-World Hong Kong Index, the FTSE/Hang Seng Asian Cyclical Index and the Dow Jones Hong Kong Titans 30.

The Directors believe that the acquisition of Hoover will enable the Company to enhance its position in the floor-care industry on a world-wide basis. Through the acquisition of Hoover, the Company will acquire Hoover's strong brand name, as well as its comprehensive line of products for general and special purpose vacuuming, including full-size uprights and canisters, deep cleaners and hard-floor cleaners. The Directors believe that Hoover's engineering and design capability can be leveraged across the Company's existing product portfolio. The Company expects to benefit from many operational synergies and efficiencies through the combination of Hoover with its Royal® or Dirt Devil® business and technological synergies through the combination of their patent portfolios and able engineering staffs. This, in conjunction with the Company's efficient manufacturing platform, is expected to strengthen and expand the Hoover brand throughout the international markets in which it competes. In particular, the Transaction will allow the Company to:

- diversify its customer base and increase sales of products by leveraging Hoover's distribution network in those geographies where the Company did not historically have a strong footprint;

- expand the distribution of its products beyond its existing channels by utilising the Hoover Floor-Care Business' network;

- strengthen its market presence in the floor-care business industry internationally which will position the Company to compete more effectively with other major global floor-care manufacturers who offer extensive ranges of higher-price-point products globally;

- become a leading supplier of floor-care accessories which will further complement and strengthen the Company's sourcing activity;

- gain access to the Hoover Floor-Care Business' design, engineering and manufacturing operations, which will provide critical expertise in certain key product categories in North America, South America, parts of the Middle East, Africa, Australia and most of Asia;

- enjoy economies of scale in its facilities as a result of higher product volumes and in a better bargaining position with its raw material suppliers; and

- build on its established track record of expanding the Company's product portfolio through selected brand acquisitions in conjunction with successful operational integration practices.

Merrill Lynch (Asia Pacific) Limited is acting as the exclusive financial adviser to the Company in respect of the Transaction.

The Transaction contemplated under the PSA constitutes a discloseable transaction of the Company under the Listing Rules. This document constitutes the circular which the Company is required to send to you pursuant to the Listing Rules in relation to the Transaction.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Notes:

An exchange rate of US$1.00 to HK$7.77 has been used for the conversion of US dollars into HK dollars for the purpose of this circular.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular (except for information relating to the Whirlpool group of companies which is based on information provided to the Company by the Sellers) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests or short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Name of director	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in Shares (other than pursuant to equity derivatives)[1]	Interests in underlying Shares pursuant to equity derivatives[1]	Total interests in Shares/ underlying Shares	Approximate aggregate percentage of interests
Mr. Horst Julius Pudwill	The Company	Beneficial owner	77,609,500	26,688,000	327,717,294	22.37%
	The Company	Interests of spouse	760,000	-		
	The Company	Interests of controlled corporation	222,659,794[2]	-		
Mr. Roy Chi Ping Chung JP	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	11.23%
	The Company	Interests of spouse	136,000	-		
	The Company	Interests of controlled corporation	37,075,030[3]	-		
Mr. Kin Wah Chan	The Company	Beneficial owner	-	1,000,000	1,000,000	0.07%
Mr. Chi Chung Chan	The Company	Beneficial owner	-	3,000,000	3,000,000	0.20%
Mr. Stephan Horst Pudwill	The Company	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr. Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	-	1,920,000	0.13%
Mr. Joel Arthur Schleicher	The Company	Beneficial owner	100,000	300,000	460,000	0.03%
	The Company	Interests of spouse	-	60,000[1]		
Mr. Christopher Patrick Langley OBE	The Company	Beneficial owner	500,000	200,000	700,000	0.05%
Mr. Manfred Kuhlmann	The Company	Beneficial owner	-	100,000	100,000	0.01%

Notes:

(1) Interests in Shares and underlying Shares stated above represent long positions.

The interests of the Directors in the underlying Shares pursuant to equity derivatives, which are held as beneficial owner, represent Share Options granted to them pursuant to the relevant share option schemes adopted by the Company. These Share Options are physically settled and unlisted, details of which are set out below:

Name of director	Date of grant	No. of underlying Shares (in respect of Share Options) held	Subscription price *(HK$)*	Exercise Period	Approximate percentage of existing issued share capital of the Company
Mr. Horst Julius Pudwill	28.6.2002	25,728,000	3.600	28.6.2002 - 27.6.2007	1.82%
	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
Mr. Roy Chi Ping Chung JP	28.6.2002	12,864,000	3.600	28.6.2002 - 27.6.2007	0.94%
	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
Mr. Kin Wah Chan	1.3.2004	1,000,000	12.525	1.3.2004 - 28.2.2009	0.07%
Mr. Chi Chung Chan	17.7.2003	1,000,000	7.625	17.7.2003 - 16.7.2008	0.20%
	19.9.2003	500,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004 - 24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004 - 28.2.2009	
Mr. Stephan Horst Pudwill	1.3.2004	100,000	12.525	1.3.2004 - 28.2.2009	0.01%
Mr. Joel Arthur Schleicher	17.7.2003	200,000	7.625	17.7.2003 - 16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Mr. Christopher Patrick Langley OBE	17.7.2003	100,000	7.625	17.7.2003 - 16.7.2008	0.01%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Mr. Manfred Kuhlmann	7.2.2005	100,000	17.750	7.2.2005 - 6.2.2010	0.01%

The interests of the spouse of Mr. Joel Arthur Schleicher in the underlying Shares pursuant to listed equity derivatives represent an interest in 60,000 underlying Shares held in the form of 12,000 American Depositary Receipts, each representing 5 Shares of the Company.

(2) These Shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of Shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These Shares were held by Cordless Industries Company Limited* in which Mr. Roy Chi Ping Chung JP has a beneficial interest.

* *Cordless Industries Company Limited is owned as to 70% by Mr. Horst Julius Pudwill and as to 30% by Mr. Roy Chi Ping Chung JP.*

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in any Shares, underlying Shares or debentures of, the Company or any associated corporations (within the meaning of Part XV of the SFO) which (i) would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

3. INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons (not being a Director or chief executive of the Company) had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in 10 per cent, or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group are as follows:

Name	Total interests in Shares[1]	Approximate aggregate percentage of interests
Commonwealth Bank of Australia[2]	103,264,800	7.05%
JPMorgan Chase & Co.[3]	108,201,129	7.38%

Notes:

(1) Interests in Shares stated above represent long positions.

(2) The following is a breakdown of the interests in Shares of Commonwealth Bank of Australia:

Name	*Remarks*	Total interests in Shares Direct interests	Deemed interests	Approximate percentage of interests
Commonwealth Bank of Australia	*(a)*	–	103,264,800	7.05%
Colonial Holding Company Limited	*(b)*	–	103,264,800	7.05%
Commonwealth Insurance Holdings Limited	*(b)*	–	103,264,800	7.05%
Colonial First State Group Ltd.	*(b)*	–	103,264,800	7.05%
First State Investment Managers (Asia) Ltd.	*(b)(c)*	–	25,391,800	1.73%
First State Investments (UK Holdings) Limited	*(b)(c)(d)*	–	82,282,000	5.62%
Colonial First State Investments Limited	*(b)(d)*	4,683,500	–	0.32%
First State Investments (Bermuda) Ltd.	*(b)(c)*	–	25,391,800	1.73%
First State (Hong Kong) LLC	*(b)(c)(e)*	–	23,804,800	1.62%
First State Investments (Hong Kong) Limited	*(b)(c)(e)*	23,804,800	–	1.62%
First State Investments Holdings (Singapore) Limited	*(b)(e)*	–	4,601,500	0.31%
First State Investments (Singapore)	*(b)(e)*	4,601,500	–	0.31%
SI Holdings Limited	*(b)(c)(d)*	–	82,282,000	5.62%
First State Investment Management (UK) Limited	*(b)(c)(d)*	57,863,800	24,418,200	5.62%
First State Investments International Limited	*(b)*	24,418,200	–	1.67%

Remarks:

(a) Commonwealth Bank of Australia is listed on the Australian Stock Exchange.

The capacity of Commonwealth Bank of Australia in holding the 103,264,800 Shares was as controlled corporation.

(b) Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Ltd., First State Investment Managers (Asia) Ltd., First State Investments (UK Holdings) Limited, Colonial First State Investments Limited, First State Investments (Bermuda) Ltd., First State (Hong Kong) LLC, First State Investments (Hong Kong) Limited, First State Investments Holdings (Singapore) Limited, First State Investments (Singapore), SI Holdings Limited, First State Investment Management (UK) Limited and First State Investments International Limited were all direct or indirect subsidiaries of Commonwealth Bank of Australia and by virtue of the SFO, Commonwealth Bank of Australia was deemed to be interested in the shares held by these subsidiaries.

(c) The 57,863,800 Shares and the 23,804,800 Shares held directly by First State Investment Management (UK) Limited and First State Investments (Hong Kong) Limited respectively include 4,489,500 Shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited, SI Holdings Limited, First State Investment Managers (Asia) Ltd., First State Investments (Bermuda) Ltd. and First State (Hong Kong) LLC also include the 4,489,500 Shares.

(d) The 57,863,800 Shares and the 4,683,500 Shares held directly by First State Investment Management (UK) Limited and Colonial First State Investments Limited respectively include 4,603,000 Shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited and SI Holdings Limited also include the 4,603,000 Shares.

(e) The 4,601,500 Shares and the 23,804,800 Shares held directly by First State Investments (Singapore) and First State Investments (Hong Kong) Limited respectively include 3,014,500 Shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments Holdings (Singapore) Limited and First State (Hong Kong) LLC also include the 3,014,500 Shares.

(3) The following is a breakdown of the interests in Shares of JPMorgan Chase & Co.:

Name	Remarks	Total interests in Shares Direct interests	Deemed interests	Approximate percentage of interests
JPMorgan Chase & Co.	*(a)*	–	108,201,129	7.38%
JPMorgan Chase Bank, N.A.	*(b)*	52,689,562	2,404,000	3.76%
JPMorgan Asset Management Holdings Inc.	*(b)*	–	53,107,567	3.62%
JPMorgan Asset Management (Asia) Inc.	*(b)*	–	52,959,500	3.62%
J.P. Morgan Investment Management Inc.	*(b)*	148,067	–	0.01%
JF International Management Inc.	*(b)*	305,000	–	0.02%
JF Asset Management Limited	*(b)*	52,654,500	–	3.59%
J.P. Morgan International Inc.	*(b)*	–	2,404,000	0.16%
Bank One International Holdings Corporation	*(b)*	–	2,404,000	0.16%
J.P. Morgan International Finance Limited	*(b)*	–	2,404,000	0.16%
J.P. Morgan Capital Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Chase (UK) Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Chase International Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Securities Ltd.	*(b)*	2,090,500	–	0.14%
J.P. Morgan Overseas Capital Corporation	*(b)*	–	313,500	0.02%
J.P. Morgan Whitefriars Inc.	*(b)*	313,500	–	0.02%

Remarks:

(a) JPMorgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of JPMorgan Chase & Co. in holding the 108,201,129 Shares was, as to 2,404,000 Shares, as beneficial owner, 53,107,567 Shares, as investment manager and, as to 52,689,562 Shares, as custodian/approved lending agent.

The 108,201,129 Shares included a lending pool of 52,689,562 Shares.

(b) JPMorgan Chase Bank, N.A., JPMorgan Asset Management Holdings Inc., JP Morgan Asset Management (Asia) Inc., J.P. Morgan Investment Management Inc., JF International Management Inc., JF Asset Management Limited, J.P. Morgan International Inc., Bank One International Holdings Corporation, J.P. Morgan International Finance Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Securities Ltd., J.P. Morgan Overseas Capital Corporation and J.P. Morgan Whitefriars Inc. were all direct or indirect subsidiaries of JPMorgan Chase & Co., and by virtue of the SFO, JPMorgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company were aware of any other person (not being a Director or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly interested in 10 per cent, or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interests in any business, which competes or may compete with the business of the Group.

5. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or was proposing to enter, into any service contract with any member of the Group which does not expire or is not determinable by the employer within one year without payment of compensation other than statutory compensation.

7. GENERAL

(a) The registered office of the Company is situated at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong. The share registrar and transfer office of the Company is Secretaries Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong.

(b) The Company Secretary and Qualified Accountant of the Company is Mr. Frank Chi Chung Chan who is a fellow member of The Chartered Association of Certified Accountants and The Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong, and is qualified to practise as a Certified Public Accountant in Hong Kong.

(c) Mr. Vincent Ting Kau Cheung, Non-executive Director, is the senior consultant of the solicitors' firm of Vincent T.K. Cheung, Yap & Co., which has been retained as the legal advisers to the Company (as to Hong Kong law) in connection with the Transaction and will receive normal professional fees in respect thereof.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃重要通函 謹請立即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司(「本公司」)之股份，應立即將本通函送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


TTi

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

須予披露交易

向WHIRLPOOL CORPORATION之附屬公司收購包括HOOVER®地板護理業務在內之資產

本公司之財務顧問

美林

美林(亞太)有限公司

二零零六年十二月二十一日

目　錄

頁次

釋義 1

董事會函件

緒言 5

買賣協議之背景 6

買賣協議 7

交易對本公司之財務影響 14

Hoover地板護理業務描述 15

Hoover地板護理業務之產品類別 16

Hoover地板護理業務之製造工廠描述 16

交易之理由及益處 17

其他資料 18

附錄　—　一般資料 19

釋　義

本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「反壟斷觸發日期」	指	買賣協議日期後35天，即二零零七年一月十日；
「承擔責任」	指	本公司須承擔及同意到期時支付、履行及解除之所有Hoover之責任及負債。根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約127,900,000美元（約993,800,000港元）（包括應付賬款及其他累計負債約74,300,000美元（約577,300,000港元）及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽保險福利約53,600,000美元（約416,500,000港元））；
「董事會」	指	本公司之董事會；
「完成日期」	指	履行或根據彼等各自之條款豁免買賣協議條件日期後第二個營業日當日，除非訂約各方另行同意；
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市；
「代價」	指	收購Hoover資產、Juver股票及Maytag China股票之總代價，包括向Maytag（代表其本身及其他賣方）以現金支付107,000,000美元（約831,400,000港元）；
「可換股債券」	指	本公司所發行於二零零九年到期之零息可換股債券，其總本金額為140,000,000美元（約1,087,800,000港元）；

「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「Hoover」	指	The Hoover Company，根據達拉華州法律註冊成立之公司；
「Hoover資產」	指	為Hoover之絕大部分資產，包括本公司將予收購Hoover之Hoover直接附屬公司各自之全部仍然存有的股權；
「Hoover直接附屬公司」	指	Hoover General, LLC及Hoover Limited, LLC；
「Hoover地板護理業務」	指	Hoover、Juver及Maytag China所從事之設計、開發、製造、市場推廣、採購及銷售地板護理器具，地板護理器具之維修、改裝及翻新，及提供該類器具之部件及配件更換服務；
「Hoover Holdings」	指	Hoover Holdings Inc.，根據達拉華州法律註冊成立之公司；
「HSR法」	指	一九七六年哈特—斯各特—羅迪諾反托拉斯改進法（經修訂）；
「Juver」	指	Juver Industrial S.A. de C.V.，根據墨西哥法律成立之公司；
「Juver股票」	指	本公司分別將予收購Hoover Holdings及Maytag Holdings之Juver股本之全部已發行及仍然存有的股份；
「最後實際可行日期」	指	二零零六年十二月十八日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期；

「上市規則」	指	聯交所證券上市規則；
「Maytag」	指	Maytag Corporation，根據達拉華州法律註冊成立之公司；
「Maytag China」	指	Maytag China, LLC，根據達拉華州法律成立之有限責任公司；
「Maytag China股票」	指	所有本公司將予收購Maytag Holdings之Maytag China全部已發行及仍然存有之股權；
「Maytag Holdings」	指	Maytag Holdings Inc.，根據達拉華州法律註冊成立之公司；
「買賣協議」	指	賣方及本公司就有關交易而於二零零六年十二月六日(美國東部標準時間)訂立之有條件買賣協議；
「賣方」	指	Hoover、Maytag、Hoover Holdings及Maytag Holdings；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值0.10港元之股份；
「股東」	指	本公司股東；
「購股權」	指	根據本公司採納之有關購股權計劃授出以使其持有人認購本公司新股份之購股權；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	證券及期貨事務監察委員會刊發之公司收購、合併及股份購回守則；

「交易」	指	本公司收購之(i)Hoover之絕大部分資產(包括Hoover直接附屬公司之全部仍然存有之股權)，(ii)Juver股本之全部已發行及仍然存有的股份，及(iii)Maytag China之全部已發行及仍然存有之股權；
「轉移僱員」	指	於緊接交易完成前Hoover、Juver及Maytag China分別所聘用之全部人員，本公司將以應用於緊接交易完成前此等僱員現金補償之相若水平提出聘用，並於交易完成時生效；
「美國」	指	美利堅合眾國；
「惠而浦」	指	Whirlpool Corporation，一間達拉華州公司，其股份在紐約證券交易所上市；
「港元」	指	港元，香港法定貨幣；
「美元」	指	美元，美國法定貨幣；及
「%」	指	百分比。



創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

集團執行董事：
Horst Julius Pudwill先生
(主席兼行政總裁)
鍾志平先生JP
(董事總經理)
陳建華先生
陳志聰先生
Stephan Horst Pudwill先生

非執行董事：
張定球先生

獨立非執行董事：
Joel Arthur Schleicher先生
Christopher Patrick Langley先生OBE
Manfred Kuhlmann先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

須予披露交易

向WHIRLPOOL CORPORATION之
附屬公司收購包括
HOOVER®地板護理業務在內之資產

緒言

於二零零六年十二月七日，董事宣布本公司於二零零六年十二月六日(美國東部標準時間)訂立有條件買賣協議，向惠而浦之若干附屬公司購買Hoover地板護理業務。購買Hoover資產、Juver股票及Maytag China股票之總代價包括向Maytag(代表其本身及其他賣方)支付現金107,000,000美元(約831,400,000港元)。

為實行購買Hoover地板護理業務，本公司將承擔於完成日期存在之若干承擔責任。根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約為127,900,000美元（約993,800,000港元）（包括應付賬款及其他累計負債約74,300,000美元（約577,300,000港元）及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽保險福利約53,600,000美元（約416,500,000港元））。根據上市規則而計算出之代價，將導致總代價為234,900,000美元（約1,825,200,000港元）。

Hoover地板護理業務於二零零六年九月三十日之未經審核資產總值約為353,500,000美元（約2,746,700,000港元）。

買賣協議之主要條款見本通函下文所載。

根據上市規則，買賣協議項下擬進行之交易構成本公司之須予披露交易。本文件構成本公司根據上市規則須向　閣下寄發有關交易之通函。

買賣協議之背景

本公司與Whirlpool Corporation（「惠而浦」）若干附屬公司於二零零六年十二月六日（美國東部標準時間）訂立有條件買賣協議，以購買Hoover地板護理業務，包括：

(A) 將向Hoover購買之The Hoover Company（「Hoover」）之絕大部分資產（統稱「Hoover資產」），包括其直接附屬公司Hoover General, LLC及Hoover Limited, LLC（「Hoover直接附屬公司」）各自之仍然存有的股權，而Hoover直接附屬公司共同擁有The Hoover Company I L.P.之全部仍然存有的合夥人權益；

(B) 將分別向Hoover Holdings Inc.（「Hoover Holdings」）及Maytag Holdings, Inc.（「Maytag Holdings」）購買之Juver Industrial S.A. de C.V.（一家根據墨西哥法律成立之公司）股本之全部已發行及仍然存有的股份（「Juver股票」）；及

(C) 將向Maytag Holdings購買之Maytag China, LLC全部已發行及仍然存有的股權（「Maytag China股票」）。

買賣協議

買賣協議之主要條款及條件載列如下：

日期　：　二零零六年十二月六日(美國東部標準時間)

訂約各方　：　(1)　本公司作為買方；及

(2)　Hoover、Hoover Holdings、Maytag Holdings及Maytag作為賣方。Hoover、Hoover Holdings及Maytag Holdings乃Maytag之間接全資附屬公司，而該等公司各自之最終實益擁有人為惠而浦。此外，Maytag乃惠而浦之間接全資附屬公司。經董事作出一切合理查詢後所知、所悉及所信，各賣方連同彼等之最終實益擁有人(即惠而浦)，並非本公司之關連人士(定義見上市規則)，且為獨立於本公司及本公司關連人士(定義見上市規則)之第三方。經董事作出一切合理查詢後所知，賣方之主要業務為Hoover地板護理業務，而賣方之最終實益擁有人惠而浦之主要業務為生產及推銷主要家庭電器，例如洗衣機、乾衣機及雪櫃。

本公司將予收購之資產　：　(A)　Hoover資產：從Hoover獲得於Hoover之資產、物業之全部權利、所有權及權益、各個品種及類別之權利、房地產、個人及聯名、有形及無形、無論所處何地，包括Hoover全部設備、機器及其他個人財產、知識產權、房地產、存貨、固定資產、應收款項、許可證及賬冊及記錄、合約或合約權利項目，惟不包括收取稅項退款之全部索償及權利、Maytag或其任何聯屬公司最少一個其他業務單位在其項下聯合購買或銷售貨物或服務之全部合約，以及由買賣協議日期至交易完成為止期間在一般業務過程中出售之全部資產；

(B) Juver股票：分別從Hoover Holdings及Maytag Holdings獲得於Juver股本中不附帶及不附有任何留置權及產權負擔之全部已發行及仍然存有的股份。Hoover Holdings現時持有Juver股本中逾99.99%之已發行及仍然存有的股份，而Maytag Holdings現時持有其餘之股份；及

(C) Maytag China股票：從Maytag Holdings獲得於Maytag China之全部已發行及仍然存有的股權。

將於交易中收購之Hoover地板護理業務過往於截至二零零四年及二零零五年十二月三十一日止年度並無入賬列作(或經審核為)單一獨立經濟個體。賣方認為，由於Hoover直接附屬公司、Juver及Maytag China之經常開支及分用服務費用獲列入Maytag集團公司之賬目內，因此扭曲了該等公司之財政結果，而該等公司於截至二零零四年及二零零五年十二月三十一日止年度之賬目亦未能反映該等公司之真實財政表現，因此，賣方沒有向本公司提供該等賬目。再者，該等公司之股權價值為少於4,000,000美元(約31,100,000港元)，對於交易之總代價而言，本公司並不認為此價值會有重大的影響。

故此，本公司並未要求取得Hoover直接附屬公司、Juver及Maytag China之賬目，反而作為導致出售Hoover地板護理業務之競價過程一部分，惠而浦編製及提供，及本公司依賴按自Maytag集團剝離Hoover地板護理業務基準編製之截至二零零五年十二月三十一日止年度之未經審核獨立財務賬目。按剝離基準，Hoover地板護理業務於截至二零零五年十二月三十一日止年度之除稅前溢利相當於虧損22,100,000美元(約171,700,000港元)。

並沒有取得Hoover地板護理業務於截至二零零五年十二月三十一日止年度前任何年度之有關過往綜合財務賬目。此外，賣方向本公司提供之截至二零零五年十二月三十一日止年度之未經審核財務賬目並未計入顯示除税前溢利之線以下之財務項目。

條件　：　買賣協議須待包括下列各項在內之條件獲達成或豁免後，方可作實：

- 賣方之聲明及保證於各重大方面在其編製之日均為真實無誤，且賣方於各重大方面已順從買賣協議所載之契諾；

- 並無美國一九七六年哈特－斯各特－羅迪諾反托拉斯改進法（經修訂）（「HSR法」）施行之禁制令或其他法律限制或禁止及等待期屆滿。HSR法規定訂約方向美國聯邦貿易委員會及司法部提交通知書，以便該等機構考慮交易對競爭可能造成的影響。等候期為三十日，惟視乎是否授予提前終止（等候期將因而提早結束）或是否發出提供額外資料或文件之要求（「覆核要求」）。發出覆核要求將延長等候期。當訂約方實質地遵守覆核要求（一般要求廣泛及詳盡之補充答覆）後，將重新開始新一輪為期三十日之等候期；及

- 並無出現本公司或賣方面臨之任何重大持續進行、具威脅性及尚待解決之訴訟、禁制令或其他法律限制。

上述條件必須於完成日期或之前達成或獲本公司豁免。倘基於任何原因，上述任何條件未能於完成日期或之前達成，則本公司將另行發表公布。

代價 : 購買Hoover資產、Juver股票及Maytag China股票之總代價包括向Maytag(代表其本身及其他賣方)支付現金107,000,000美元(約831,400,000港元)。

為實行購買Hoover地板護理業務，本公司將承擔於完成日期存在之若干承擔責任。根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約127,900,000美元(約993,800,000港元)(包括應付賬款及其他累計負債約74,300,000美元(約577,300,000港元)及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽福利約53,600,000美元(約416,500,000港元))。根據上市規則而計算出之代價，將導致總代價為234,900,000美元(約1,825,200,000港元)。

倘根據HSR法規定之適用等待期於買賣協議日期起計35日內(即二零零七年一月十日(「反壟斷觸發日期」))尚未屆滿，則代價須按現金流金額之75%增加。誠如買賣協議之定義，「現金流金額」即Hoover地板護理業務於反壟斷觸發日期後首個營業日至完成日期(包括該日)期間之負現金流絕對值。

倘本公司應付賣方之代價金額出現任何重大變動，本公司將另行作出公布，並遵守全部有關之上市規則(視乎情況而定)。

代價乃於惠而浦所進行之競價過程期間，考慮到Hoover地板護理業務於美洲及亞洲之市場佔有率、具穩固基礎及知名度之品牌及其盈利增長潛力，經公平磋商後釐訂。董事相信交易之條款屬公平及合理而且符合股東之整體利益。並無對Hoover地板護理業務進行任何第三方估值。然而，根據惠而浦就Hoover地板護理業務向本公司提供之剝離及未經審核財務資料，Hoover地板護理業務之資產於二零零六年九月三十日之未經審核賬面總值約為353,500,000美元(約2,746,700,000港元)。

代價擬以本公司內部資源及本公司之可動用之信貸悉數支付。

支付條款　：　根據買賣協議，代價應以下列方式支付：

- 於簽署買賣協議時已向Maytag(代表其本身及其他賣方)支付15,000,000美元(約116,600,000港元)(為按金)；及

- 於交易完成時須向Maytag(代表其本身及其他賣方)支付92,000,000美元(約714,800,000港元)。

違約費　　：　鑑於賣方於磋商交易時所產生之費用及開支及倘交易未能進行對其業務所構成之潛在損害，本公司已同意倘(a)訂約各方相互同意終止交易；(b)交易未能於二零零七年十月六日或之前完成(除非因賣方未能履行彼等之責任而導致交易未能完成)或(c)倘根據買賣協議，本公司任何契諾、責任、聲明或保證遭遇重大違反，且此等違反事宜未能於本公司接獲賣方書面通知指明違反事宜及要求補救此等違反事宜之二十五日內作出補救，則本公司須於Maytag(代表其本身及其他賣方)終止之兩個營業日內向賣方支付違約費30,000,000美元(約233,100,000港元)，減按金15,000,000美元(約116,600,000港元)。倘須支付該違約費，則本公司將會作出相應之適當公布。

終止　　：　買賣協議可隨時或於交易完成前：

(a) 由賣方及本公司相互訂立同意書終止；

(b) 倘未能於二零零七年十月六日或之前完成交易(惟倘交易未能於該日或之前完成是基於希望終止履行其買賣協議之一方未能完成買賣協議之責任，則除外)，由Maytag(代表其本身及其他賣方)或本公司終止；

(c) 倘賣方嚴重違反買賣協議下任何契諾、責任、聲明或保證，且有關違反未能於賣方以書面通知本公司指明違反事宜及要求補救此等違反事宜之二十五日內作出補救，由本公司終止；或

(d) 倘本公司嚴重違反買賣協議下任何契諾、責任、聲明或保證，且有關違反未能於賣方以書面通知本公司指明違反事宜及要求補救此等違反事宜之二十五日內作出補救，由Maytag(代表其本身及其他賣方)終止。

其他重要條款 : 本公司須分別向Hoover、Juver及Maytag China在緊接交易完成前僱用之全體人員(「轉移僱員」)予以僱用，由交易完成時起生效，而聘用之條件應與緊接交易完成前該等僱員所適用之現金補償處於大致相同水平，並維持現有僱員福利。

此外，本公司將接管營運於北卡頓設施之Hoover設施，並同意僱用Hoover員工，確認Hoover工會為全體僱員之獨家談判代表，並就該等設施採納現有工會集體談判協議。

擔保 : 本公司將給予合作並作出商業上之合理努力以獲取任何在日常業務上給予Hoover地板護理業務之客戶之尚未解除之Maytag擔保及履約保證之完全及無條件解除。

完成及完成日期	:	除非各方另行商定，預期交易將於買賣協議之條件根據其各自之條款達成或獲豁免之日後第二個營業日上午十時正(美國東部標準時間)(「完成日期」)完成，並在美國芝加哥進行。董事現預期交易將於二零零七年首個季度完成，惟根據上述HSR法之覆核要求可能將完成日期延後至二零零七年第三個季度。倘交易並未於二零零七年三月三十一日或之前完成，本公司將另行刊發公布。

交易對本公司之財務影響

交易完成後，Hoover地板護理業務將由本公司全資擁有，其財務業績將被合併至本公司財務報表中。

(a) 淨債務

倘代價(按現時意向)將悉數以本公司內部資源及本公司可用信貸額支付，本公司之淨債務將增加107,000,000美元(約831,400,000港元)。

(b) 資產及負債

根據惠而浦所提供Hoover地板護理業務於二零零六年九月三十日之剝離及未經審核財務資料，本公司將購入資產總值約為353,500,000美元(約2,746,700,000港元)及承擔負債總額約為127,900,000美元(約993,800,000港元)。負債總額包括日常業務經營過程中產生之經營負債：(i)應付賬款及其他累計負債約74,300,000美元(約577,300,000港元); 及(ii)轉移僱員之長期退休後醫療及人壽福利約53,600,000美元(約416,500,000港元)。由於收購完成後將Hoover地板護理業務總資產及承擔責任合併至本公司之財務報表，本公司之資產淨值將增加約118,600,000美元(約921,500,000港元)。

本集團將會把全部Hoover地板護理業務之資產及承擔責任包括在於交易完成前釐訂之架構內。於法律所容許的範圍內，本集團可能將Hoover地板護理業務之資產及承擔責任全部或部分注入其一間或多間之附屬公司內。

倘代價107,000,000美元(約831,400,000港元)以內部資源及額外債務融資支付，本公司於完成後之負債總額(包括承擔責任約127,900,000美元(約993,800,000港元))將最多增加約234,900,000美元(約1,825,200,000港元)。短期而言，本公司之資產及負債比率將可能小幅上升，惟視乎將使用之額外債務融資數額而定。計及本公司之整體收入來源、信貸需求及可動用信貸額，本公司深信具備充裕營運資金可用以應付持續經營業務所需。

(c) 盈利

根據惠而浦向本公司提供之剝離及未經審核財務資料，Hoover地板護理業務於截至二零零五年十二月三十一日止年度之除税前溢利錄得虧損約22,100,000美元(約171,700,000港元)。因此，短期而言，交易可能會對本公司之整體盈利造成負面影響。然而，就下文「交易之理由及益處」一節所載之理由而言，董事認為，於成功地整合Hoover地板護理業務及本公司現有業務而產生之經營協同效益及提高效率後，交易將提升本公司之整體盈利。

股東務須留意，交易完成後，交易對本公司之實際財務影響可能有所不同，原因乃：(i)Hoover地板護理業務之財務資料於交易完成之前可能改變；及(ii)完成之實際時間在現階段尚不確定(詳情載於上文)。

Hoover地板護理業務描述

Hoover一直為優質地板護理產品之同義詞，並為全球公認品牌之一。

Hoover提供各類一般及專用真空吸塵器產品(包括各種尺寸之直立真空及真空罐、深層清潔器及硬木地板清潔器)。其業務包括設計、開發、製造、市場推廣、採購及銷售地板護理器具，地板護理器具之維修、改裝及翻新，及提供該類器具之部件及配件更換服務。Hoover成立於一九零八年，於一九四三年成為由公眾持有的公司。該公司於一九八五年被Chicago Pacific Corp收購，而後者於一九八九年又被Maytag收購。Maytag被惠而浦收購後，Hoover於二零零六年年初加入惠而浦集團。Hoover於俄亥俄州北卡頓、得克薩斯州埃爾帕索及墨西哥華雷斯擁有製造業務，並於整個北美洲及南美洲、中東大部分地方、非洲及亞洲大部分地方擁有Hoover商標之獨家專利權。

Hoover地板護理業務之主要客戶包括沃爾瑪、西爾斯、大積德、百思買、凱瑪特、Kohl's、Lowe's及Costco。

Hoover地板護理業務之產品類別

Hoover之產品分為以下類別：直立真空罐吸塵器、深層清潔器、硬木地板清潔器、真空罐吸塵器、專用產品、中央吸塵系統、商用產品及清潔解決方案。

直立真空罐吸塵器－灰塵袋／真空過濾罐直接安裝於手柄之上。Hoover之直立真空罐吸塵器包括有袋及無袋過濾吸塵器。

深層清潔器－使用Hoover之蒸氣真空技術在各種地面均能提供先進清潔功能之真空清潔器。

硬木地板清潔器－專門用於清潔硬木地板表面，包括Floormate及Floormax產品系列。

真空罐吸塵器－灰塵袋／真空過濾罐為獨立單元。Hoover之真空罐吸塵器產品分為強力吸嘴攪動式吸塵器及直吸式吸塵器。

專用產品－包括Hoover空氣淨化器、車房吸塵器、手提吸塵器、粘塵棒及無袋吸塵產品。

中央吸塵系統－用於清潔整間房屋及建築物之大功率固定清潔器具。

商用產品－包括用於商業樓宇之真空吸塵器，具有多種尺寸及規格。

清潔解決方案－包括用 於保護及清潔地毯及室內裝飾物之各種清潔方案產品。

Hoover地板護理業務之製造工廠描述

Hoover地板護理業務營運位於俄亥俄州北卡頓、得克薩斯州埃爾帕索及墨西哥華雷斯之三間製造工廠。

北卡頓工廠製造Hoover地板護理產品及負責大部分Hoover產品之製造。該工廠最初為Hoover之總部並包括主廠、紙袋製造廠及租賃之分銷中心，製造真空罐吸塵器、硬木地板清潔器、直立真空吸塵器及商業產品。

埃爾帕索工廠主要負責直立真空吸塵器、真空罐吸塵器及商業產品之注塑模具。

華雷斯工廠主要負責直立真空吸塵器、真空罐吸塵器及商業產品之最終裝配。

交易之理由及益處

本公司成立於一九八五年，為一家具領先地位及快速成長之家居護理產品供應商及(尤其是)電動設備產品、地板護理器具、激光及電子產品之市場及創新領導者，在全球僱用約23,000名員工。本公司全球品牌組合包括Milwaukee®、AEG®、Ryobi®、*Homelite*®、Royal®、Dirt Devil®、Regina®及Vax®。本公司自一九九零年於聯交所上市以來業務持續增長，在過往九年達到雙位數之增長。本公司亦為恒生綜合指數下恒生香港中型股指數、MSCI香港指數、富時全球香港指數、富時指數／Hang Seng Asian Cyclical Index及Dow Jones HongKong Titans 30之成份股。

董事相信，收購Hoover將可使本公司加強其於世界地板護理行業之地位。通過收購Hoover，本公司將取得Hoover之強勢品牌，以及其各類一般及專用真空吸塵器產品(包括各種尺寸之直立真空及真空罐吸塵器、深層清潔器及硬木地板清潔器)。董事相信Hoover之工程及設計能力可補足本公司之現有產品組合。本公司預期將透過Hoover與本公司之Royal®或Dirt Devil®業務合併及結合兩者之專利組合及精幹工程人員，受惠於眾多營運協同效益及提高效率。再加上本公司之高效生產平台，預期能透過其競爭之國際市場加強及擴展Hoover品牌。尤其是，交易將容許本公司：

- 利用Hoover在本集團於歷史上未曾擁有鞏固基礎之地域之分銷網絡，使其客戶層面多元化，並增加產品銷量；

- 通過利用Hoover地板護理業務網絡以擴展現有渠道以外之產品分銷渠道；

- 加強其於世界地板護理業務之市場份額，將本集團處於更有效地與其他生產多品種高價位產品之主要全球地板護理製造商競爭之位置；

- 成為地板護理配件主要供應商之一，將進一步補足及加強本公司之採購活動；

- 涉足Hoover地板護理業務之設計、工程及製造經營範疇，因此能在北美、南美、中東部分地區、非洲、澳大利亞及亞洲大部分地區提供某些關鍵產品之關鍵專業技術；

- 因有更高生產量及與原材料供應商議價時處於更好之位置，使設施享受規模節約；及

- 透過挑選品牌進行收購結合成功業務整合工作，從而擴展產品組合的優良往績，進一步發揮優勢。

美林(亞太)有限公司作為本公司就是項交易之獨家財務顧問。

根據上市規則，買賣協議項下擬進行之交易構成本公司之須予披露交易。本文件構成本公司根據上市規則須向　閣下寄發有關交易之通函。

其他資料

敬請　閣下垂注載於本通函附錄之其他資料。

此致

列位股東　台照
列位購股權及可換股債券持有人　參照

代表董事會
創科實業有限公司
陳志聰
公司秘書
謹啟

二零零六年十二月二十一日

附註：

就本通函而言，美元兌換為港元按1.00美元等於7.77港元兌換率折算。

採用Ryobi®商標乃依據Ryobi Limited所授之特許使用權使用。

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料（惟根據賣方向本公司提供之資料所編製有關惠而浦集團內各公司之資料除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實以致其內容有所誤導。

2. 披露董事及主要行政人員於股份、相關股份及債權證之權益及淡倉

於最後實際可行日期，本公司之董事及主要行政人員擁有(i)依據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括依據證券及期貨條例規定彼等被視為擁有之權益或淡倉），或(ii)根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或(iii)依據上市規則所載上市發行人董事進行證券交易之標準守則須通知本公司及聯交所，於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益或淡倉如下：

董事姓名	公司／相聯法團名稱	身份／權益性質	股份權益（依據股本衍生工具而持有者除外）[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額概約百分比
Horst Julius Pudwill先生	本公司	實益擁有人	77,609,500	26,688,000	327,717,294	22.37%
	本公司	配偶權益	760,000	–		
	本公司	受控法團權益	222,659,794[2]	–		
鍾志平先生JP	本公司	實益擁有人	113,541,948	13,824,000	164,576,978	11.23%
	本公司	配偶權益	136,000	–		
	本公司	受控法團權益	37,075,030[3]	–		
陳建華先生	本公司	實益擁有人	–	1,000,000	1,000,000	0.07%
陳志聰先生	本公司	實益擁有人	–	3,000,000	3,000,000	0.20%
Stephan Horst Pudwill先生	本公司	實益擁有人	4,054,500	100,000	4,154,500	0.28%
張定球先生	本公司	實益擁有人	1,920,000	–	1,920,000	0.13%
Joel Arthur Schleicher先生	本公司	實益擁有人	100,000	300,000	460,000	0.03%
	本公司	配偶權益	–	60,000[1]		
Christopher Patrick Langley先生OBE	本公司	實益擁有人	500,000	200,000	700,000	0.05%
Manfred Kuhlmann先生	本公司	實益擁有人	–	100,000	100,000	0.01%

附註：

(1) 上述股份及相關股份之權益均屬於好倉。

董事作為實益擁有人擁有依據股本衍生工具而持有之相關股份權益乃為依據本公司採納之有關購股權計劃授予該等董事之購股權。該等購股權以實物方式交收及屬於非上市。其詳情如下：

董事姓名	授予購股權日期	持有購股權之相關股份數目	認購價 *(港元)*	行使期	佔本公司現有已發行股本之概約百分比
Horst Julius Pudwill先生	28.6.2002	25,728,000	3.600	28.6.2002 - 27.6.2007	1.82%
	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
鍾志平先生JP	28.6.2002	12,864,000	3.600	28.6.2002 - 27.6.2007	0.94%
	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
陳建華先生	1.3.2004	1,000,000	12.525	1.3.2004 - 28.2.2009	0.07%
陳志聰先生	17.7.2003	1,000,000	7.625	17.7.2003 - 16.7.2008	0.20%
	19.9.2003	500,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004 - 24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004 - 28.2.2009	
Stephan Horst Pudwill先生	1.3.2004	100,000	12.525	1.3.2004 - 28.2.2009	0.01%
Joel Arthur Schleicher先生	17.7.2003	200,000	7.625	17.7.2003 - 16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Christopher Patrick Langley先生OBE	17.7.2003	100,000	7.625	17.7.2003 - 16.7.2008	0.01%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Manfred Kuhlmann先生	7.2.2005	100,000	17.750	7.2.2005 - 6.2.2010	0.01%

Joel Arthur Schleicher先生之配偶擁有依據上市股本衍生工具而持有之相關股份權益指以12,000份美國存託證券形式持有之60,000股相關股份之權益，每份美國存託證券代表5股本公司股份。

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生JP實益擁有。

* *Cordless Industries Company Limited由Horst Julius Pudwill先生擁有70%及鍾志平先生JP擁有30%。*

除上文披露者外，於最後實際可行日期，本公司之董事或主要行政人員概無擁有(i)依據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括依據證券及期貨條例規定彼等被視為擁有之權益或淡倉)，或(ii)根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或(iii)依據上市規則所載上市發行人董事進行證券交易之標準守則須通知本公司及聯交所，於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證之權益或淡倉。

3. 股東之權益及淡倉

據本公司之董事或主要行政人員所知，於最後實際可行日期，擁有依據證券及期貨條例第XV部第2及3分部須向本公司披露於股份或相關股份之權益或淡倉，或直接或間接擁有附帶可於所有情況下在本集團任何其他成員公司之股東大會上行使投票權之任何類別股本面值達10%以上權益之人士(本公司之董事或主要行政人員除外)如下：

名稱	股份權益總額[1]	佔權益總額之概約百分比
澳洲聯邦銀行[2]	103,264,800	7.05%
JPMorgan Chase & Co.[3]	108,201,129	7.38%

附註：

(1) 上述股份權益均屬於好倉。

(2) 澳洲聯邦銀行持有之股份權益分析如下：

名稱	備註	股份權益總額 直接持有之權益	被視為持有之權益	佔權益之概約百分比
澳洲聯邦銀行	*(a)*	–	103,264,800	7.05%
Colonial Holding Company Limited	*(b)*	–	103,264,800	7.05%
Commonwealth Insurance Holdings Limited	*(b)*	–	103,264,800	7.05%
Colonial First State Group Ltd.	*(b)*	–	103,264,800	7.05%
First State Investment Managers (Asia) Ltd.	*(b)(c)*	–	25,391,800	1.73%
First State Investments (UK Holdings) Limited	*(b)(c)(d)*	–	82,282,000	5.62%
Colonial First State Investments Limited	*(b)(d)*	4,683,500	–	0.32%
First State Investments (Bermuda) Ltd.	*(b)(c)*	–	25,391,800	1.73%
First State (Hong Kong) LLC	*(b)(c)(e)*	–	23,804,800	1.62%
First State Investments (Hong Kong) Limited	*(b)(c)(e)*	23,804,800	–	1.62%
First State Investments Holdings (Singapore) Limited	*(b)(e)*	–	4,601,500	0.31%
First State Investments (Singapore)	*(b)(e)*	4,601,500	–	0.31%
SI Holdings Limited	*(b)(c)(d)*	–	82,282,000	5.62%
First State Investment Management (UK) Limited	*(b)(c)(d)*	57,863,800	24,418,200	5.62%
First State Investments International Limited	*(b)*	24,418,200	–	1.67%

備註：

(a) 澳洲聯邦銀行於澳洲證券交易所上市。

澳洲聯邦銀行以控制法團身份持有103,264,800股股份。

(b) Colonial Holding Company Limited、Commonwealth Insurance Holdings Limited、Colonial First State Group Ltd.、First State Investment Managers (Asia) Ltd.、First State Investments (UK Holdings) Limited、Colonial First State Investments Limited、First State Investments (Bermuda) Ltd.、First State (Hong Kong) LLC、First State Investments (Hong Kong) Limited、First State Investments Holdings (Singapore) Limited、First State Investments (Singapore) 、SI Holdings Limited、First State Investment Management (UK) Limited及First State Investments International Limited均為澳洲聯邦銀行之直接或間接附屬公司，基於證券及期貨條例規定，澳洲聯邦銀行被視為擁有此等附屬公司所持股份之權益。

(c) First State Investment Management (UK) Limited及First State Investments (Hong Kong)Limited直接持有之57,863,800股股份及23,804,800股股份分別包括該等附屬公司共同持有之4,489,500股股份。基於證券及期貨條例規定，First State Investments (UK Holdings) Limited、SI Holdings Limited、First State Investment Managers (Asia) Ltd.、First State Investments (Bermuda) Ltd.及First State (Hong Kong) LLC被視為擁有之權益亦包括該4,489,500股股份。

(d) First State Investment Management (UK) Limited及Colonial First State Investments Limited直接持有之57,863,800股股份及4,683,500股股份分別包括該等附屬公司共同持有之4,603,000股股份。基於證券及期貨條例規定，First State Investments (UK Holdings) Limited及SI Holdings Limited被視為擁有之權益亦包括該4,603,000股股份。

(e) First State Investments (Singapore)及First State Investments (Hong Kong) Limited直接持有之4,601,500股股份及23,804,800股股份分別包括該等附屬公司共同持有之3,014,500股股份。基於證券及期貨條例規定，First State Investments Holdings (Singapore) Limited及First State (Hong Kong) LLC被視為擁有之權益亦包括該3,014,500股股份。

(3) JPMorgan Chase & Co.持有之股份權益分析如下：

		股份權益總額		
名稱	備註	直接持有之權益	被視為持有之權益	佔權益之概約百分比
JPMorgan Chase & Co.	*(a)*	–	108,201,129	7.38%
JPMorgan Chase Bank, N.A.	*(b)*	52,689,562	2,404,000	3.76%
JPMorgan Asset Management Holdings Inc.	*(b)*	–	53,107,567	3.62%
JPMorgan Asset Management (Asia) Inc.	*(b)*	–	52,959,500	3.62%
J.P. Morgan Investment Management Inc.	*(b)*	148,067	–	0.01%
JF International Management Inc.	*(b)*	305,000	–	0.02%
JF Asset Management Limited	*(b)*	52,654,500	–	3.59%
J.P. Morgan International Inc.	*(b)*	–	2,404,000	0.16%
Bank One International Holdings Corporation	*(b)*	–	2,404,000	0.16%
J.P. Morgan International Finance Limited	*(b)*	–	2,404,000	0.16%
J.P. Morgan Capital Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Chase (UK) Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Chase International Holdings Limited	*(b)*	–	2,090,500	0.14%
J.P. Morgan Securities Ltd.	*(b)*	2,090,500	–	0.14%
J.P. Morgan Overseas Capital Corporation	*(b)*	–	313,500	0.02%
J.P. Morgan Whitefriars Inc.	*(b)*	313,500	–	0.02%

備註：

(a) JPMorgan Chase & Co.於紐約證券交易所上市。

JPMorgan Chase & Co.以下列身份持有108,201,129股股份：2,404,000股股份以實益擁有人身份持有、53,107,567股股份以投資經理人身份持有及52,689,562 股股份以託管人／核准借出代理人身份持有。

上述108,201,129股股份包括52,689,562股可供借出之股份。

(b) JPMorgan Chase Bank, N.A.、JPMorgan Asset Management Holdings Inc.、JP Morgan Asset Management (Asia) Inc.、J.P. Morgan Investment Management Inc.、JF International Management Inc.、JF Asset Management Limited、J.P. Morgan International Inc.、Bank One International Holdings Corporation、J.P. Morgan International Finance Limited、J.P. Morgan Capital Holdings Limited、J.P. Morgan Chase (UK) Holdings Limited、J.P. Morgan Chase International Holdings Limited、J.P. Morgan Securities Ltd.、J.P. Morgan Overseas Capital Corporation及J.P. Morgan Whitefriars Inc.均為JPMorgan Chase & Co.之直接或間接附屬公司；基於證券及期貨條例規定，JPMorgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文披露者外，於最後實際可行日期，據本公司之董事或主要行政人員所知，概無任何其他人士(本公司之董事或主要行政人員除外)擁有依據證券及期貨條例第XV部第2及3分部須向本公司披露於股份或相關股份之權益或淡倉，或直接或間接擁有附帶可於所有情況下在本集團任何其他成員公司之股東大會上行使投票權之任何類別股本面值達10%或以上之權益。

4. 董事於帶競爭性業務之權益

於最後實際可行日期，各董事或彼等各自之聯繫人士(定義見上市規則)概無在任何與本集團之業務帶競爭性或可能構成競爭之業務中擁有任何權益。

5. 訴訟

於最後實際可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償要求；而據董事所知，本集團之任何成員公司亦無任何尚未了結或面臨指控之重大訴訟或索償要求。

6. 服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立或擬訂立任何於一年內尚未屆滿或僱主不可於一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

7. 一般事項

(a) 本公司之註冊辦事處位於香港新界荃灣青山道388號中國染廠大廈24樓。本公司之股份過戶登記處為秘書商業服務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(b) 本公司之公司秘書及合資格會計師為陳志聰先生，彼為英國特許公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員及具備香港執業會計師專業資格。

(c) 非執行董事張定球先生為張葉司徒陳律師事務所之高級顧問，該律師事務所就此交易獲委聘為本公司之法律顧問(關於香港法例)，並就此收取一般專業費用。

(d) 本通函之中、英文本如有歧義，概以英文本為準。